Exhibit (1)
Description of
The Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE
               This document is The Republic of Italy’s Annual Report on Form 18-K (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
FORWARD LOOKING STATEMENTS
               As required by Form 18-K, Italy’s most recent budget is filed as an exhibit to this Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to this Annual Report. This Annual Report and any amendments thereto contain or may contain budgetary papers contain forward-looking statements that are not historical facts, including statements about the Italian Government’s beliefs and expectations for the forthcoming budget period. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets. Therefore, you should not rely on the information in those budgetary papers. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers, you should consider only the most current information included in this Annual Report and any amendments thereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Annual Report.
TABLE OF CONTENTS

Summary Information	6

Republic of Italy	9
Area and Population	9
Government and Political Parties	10
The European Union	12
Membership of International Organizations	15

The Italian Economy	16
General	16
2010 Developments	18
Measures to Address the 2007-2010 Financial and Economic Crisis	19
Gross Domestic Product	22
Principal Sectors of the Economy	26
Employment and Labor	33

Prices and Wages	35

Monetary System	37
Monetary Policy	37
Exchange Rate Policy	41
Banking Regulation	41
Measures to Address the 2008 Banking Crisis	49
Credit Allocation	50
Exchange Controls	50

The External Sector of the Economy	52
Foreign Trade	52
Geographic Distribution of Trade	54
Balance of Payments	58
Reserves and Exchange Rates	62

Public Finance	64
The Budget Process	64
European Economic and Monetary Union	65
Accounting Methodology	67
Measures of Fiscal Balance	68
Updates to the Stability and Growth Program and the 2010-2013 Program Document	70
The 2011-2013 Public Finance Decision	74
Revenues and Expenditures	78
Expenditures	79
Revenues	83
Government Enterprises	84
Privatization Program	85
Government Real Estate Disposal Program	87

Public Debt	89
Summary of External Debt	93
Debt Service	95
Debt Record	95

Tables and Supplementary Information	96

               Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and Italian lire (“lira” or “lire”) was irrevocably fixed at Lit. 1,936.27 per €1.00. The euro was introduced as a physical currency on January 1, 2002 and on February 28, 2002 the lira ceased to be legal tender in Italy and was withdrawn from the financial system. See “External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate” for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined Terms and Conventions
               We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.
•	Gross domestic product or, GDP, means the total value of products and services produced inside a country during the relevant period.

•	Gross national product, or GNP, means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union or Member States.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The harmonized consumer price index is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the accounting requirements of the European Union or EU.

•	Debt-to-GDP means the public debt to GDP ratio. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

•	Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.
Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.
Information Sources
               The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia, Italy’s central bank) dated May 31, 2010. We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.
               Certain other financial and statistical information contained in this Annual Report has been derived from other Italian government sources, including the 2011-2013 Public Finance Decision (Decisione di Finanza Pubblica) of September 29, 2010 and the Combined Report on Economy and Public Finance for 2010 (Relazione Unificata sull’Economia e la Finanza Pubblica per il 2010) of May 6, 2010.
Revised National Accounts
               In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.
               In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.
               In connection with the revisions to the national accounting system of December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain, component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the United States Securities and Exchange Commission, or SEC, prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

               All references herein to “Italy,” the “State” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central government of The Republic of Italy and all references to the “general government” are collectively to the central government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Ministry of Economy and Finance”, to the “MEF” and to the “Treasury” are interchangeable and refer to the Ministry of Economy and Finance.

SUMMARY INFORMATION
               The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.
               Gross Domestic Product: According to International Monetary Fund estimates, the economy of Italy, as measured by 2009 GDP, is the seventh largest of any country in the world. In each of the last ten years, Italy’s GDP growth rate has generally been lower than the average GDP growth rate of the euro area. The growth gap between other euro area countries and Italy in the past decade reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. In 2009, as a result of the global economic crisis, Italy’s GDP decreased by 5.0 per cent, compared to a 1.0 per cent decrease in 2008. Although final data is not available, the government expects Italy’s GDP is to grow by approximately 1.0 per cent in 2010. In order to address the financial and economic crisis, during 2008, 2009 and 2010 the Italian government enacted legislation providing for measures aimed at stimulating the economy and stabilizing the Italian financial system. For more information on these measures, see “The Italian Economy — Measures to Address the 2007-2010 Financial and Economic Crisis” and “Monetary System — Measures to Address the 2008 Banking Crisis.”
               The European Economic and Monetary Union: Italy is a signatory of the Treaty on European Union of 1992, also known as the “Maastricht Treaty,” which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member’s old national currency into the euro was irrevocably fixed and the euro became legal tender. The number of member countries increased to 12 on January 1, 2001, when Greece joined the EMU. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. Slovenia became the thirteenth member of the EMU on January 1, 2007, followed by Cyprus and Malta on January 1, 2008, Slovakia on January 1, 2009 and Estonia on January 1, 2011. On January 4, 1999 the noon buying rate for the euro as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that initial date, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar, reaching a high of €1 for $1.599 on July 15, 2008. The dollar appreciated against the euro after that date and on February 1, 2011, the European Central Bank (“ECB”) exchange reference rate was €1 for $1.3755. For further information regarding the historic dollar/euro exchange rate, see “The External Sector of the Economy—Reserves and Exchange Rates.”
               Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2004, Italy’s balance of payments has recorded current account deficits each year. This was principally due to increased competition from developing countries in South-East Asia, the depreciation of currencies in Asia, unfavorable exchange rates in the period 2003-2007 and the rise in price of oil and gas. After expanding sharply in 2008, the deficit on Italy’s external current account declined slightly in 2009 from €56.8 billion to €49.4 billion and from 3.6 to 3.2 per cent of GDP.
               Inflation: As measured by the European Union harmonized consumer price index, in 2009 the inflation rate in the euro area and Italy was 0.3 per cent and 0.8 per cent, respectively, compared to 3.3 per cent and 3.5 per cent respectively in 2008.
               Public Finance: Italy has historically experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits,” adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded net borrowing amounts as a percentage of GDP higher than the 3.0 per cent ratio imposed by the Maastricht Treaty in 2001 and each year during 2003-2006. Italy’s net borrowing to GDP ratio was 1.5 per cent in 2007 and 2.7 in 2008, but in 2009 it increased to 5.3 per cent mainly as a result of the slowdown in growth of current revenues. Italy’s public debt as a percentage of GDP increased from 106.3 per cent in 2008 to 116.0 per cent (as reported by Eurostat) in 2009. According to the Bank of Italy, of the total increase of 9.7 percentage points in 2009, 8 points essentially reflected the difference between the average cost of the debt (4.3 per cent, calculated as the ratio of interest payments to the size of the debt at the end of the year) and the nominal GDP growth rate (a negative 3 per cent), 0.6 points reflected the primary deficit and 1.1 points reflected the residual component due to the difference between net borrowing and the change in the debt. Nominal GDP estimates contained in this Annual Report reflect downward estimates for 2010 and 2011. The government’s forecast of the debt-to-GDP ratio shows an increase in 2010 and 2011, followed by a decline in later periods. The debt-to-GDP ratio is forecast to be 118.5 per cent at the end of 2010, 119.2 per cent at the end of 2011, 117.5 per cent at the end of 2012 and 115.2 at the end of 2013.
               Privatization Activities: Since 1992, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to December 31, 2009, the Treasury’s privatization program generated proceeds of approximately €97.0 billion, which, added to the proceeds generated by the privatization program carried out by the government-owned holding companies IRI and Fintecna from July 1, 1992 to December 31, 2009, reaches the total amount of approximately €154.5 billion. Proceeds from privatizations in the six years to December 31, 2009 were low by comparison to previous years. In 2009, privatization proceeds amounted to €0.8 billion and mainly derived from the sale to Cassa Depositi e Prestiti S.p.A. of pre-emptive rights in ENEL’s capital increase.
               The Italian Political System: Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister’s government is confirmed by Parliament. Following the general Parliamentary elections held on April 13 and 14, 2008, the center-right coalition led by Mr. Silvio Berlusconi and formed by Il Popolo delle Libertà, Lega Nord and the Movimento per l’Autonomia obtained a majority in both the Chamber of Deputies and the Senate. As a result, Mr. Berlusconi was appointed to form a new Government, which was sworn in on May 8, 2008. In the second half of 2010, certain members of Il Popolo delle Libertá left Il Popolo delle Libertá to form a new party named

Futuro e Libertá and then left the government coalition, but in a December 14, 2010 parliamentary confidence vote the government coalition obtained majority support.
               2010 Developments: Italy’s economy has shown growth signs since it deteriorated significantly as a result of the global economic and financial crisis that started in 2007. Based on ISTAT data, in the third quarter of 2010, Italy recorded a 1.1 per cent increase in real GDP compared to the third quarter of 2009, and a 0.3 per cent increase compared to the second quarter of 2010. However, Italy’s seasonally adjusted average unemployment rate increased to 8.3 per cent in the third quarter of 2010, from 8.0 per cent recorded during the third quarter of 2009. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 1.5 per cent during the twelve months ended December 31, 2009, compared to a 2.4 per cent increase during the twelve months ended December 31, 2008. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 1.9 per cent during the twelve months ended December 31, 2010.
               Toward the end of 2009, strong pressure emerged on markets of government bonds of several European countries. In particular, the government deficits of various European countries had increased over the years and in 2009 reached alarming levels. These countries were affected by a strong recession and in some cases their credit rating was lowered. Greece was affected by the emergence of serious problems in its public finance and the Greek government faced growing difficulty in refinancing its public debt as it matured. No solution at the EU level was found because the Maastricht Treaty does not allow the ECB to grant loans to the euro Member States nor the national central banks to grant loans to each other. In 2010, the EU member states intervened on a coordinated bilateral basis through a three-year plan to provide loans to Greece, with a total of €80 billion committed by EU countries and a further €30 billion by the International Monetary Fund (the “IMF”). The plan provides a total commitment of €14.7 billion by Italy from 2010 to 2013. As of December 31, 2010, Italy had funded an aggregate of approximately €4 billion of its commitment. In 2010, after the establishment of the loan package for Greece, the euro member states intervened institutionally, through the creation of the European Financial Stability Facility (the “EFSF”), a fund based on the participation of each Member State in the ECB’s share capital. Italy’s share of the total commitment to the EFSF is approximately 19 per cent. The EFSF is part of a wider safety net. Its funds would be combined with loans coming from the European Financial Stabilization Mechanism (the “EFSM”), raised by the European Commission and guaranteed by the EU budget, and additional funds from the IMF. The EFSF, EFSM and IMF can only act after a support request is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. This is expected only to occur when the country is unable to borrow in the markets at acceptable rates. Any financial assistance by the EFSF, EFSM and IMF to a country in need would be linked to strict policy conditions.
               At the date of this Annual Report, the rating agencies have not lowered Italy’s rating.

REPUBLIC OF ITALY
Area and Population
               Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy’s total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.
               Population. According to ISTAT data, as of January 1, 2010, Italy’s resident population was estimated to be approximately 60.3 million, accounting for approximately 12 per cent of the EU population, compared to 60.1 million as of January 1, 2009. The growth in Italy’s population was largely due to the increase in resident foreigners. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom. According to ISTAT data, as of January 1, 2010, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 20.9 million. As of the same date, northern and central Italy had a population of approximately 27.5 million and 11.9 million, respectively. As of January 1, 2010, the breakdown of the resident population by age group was as follows:

• under 20	19.0%
• 20 to 39	25.9%
• 40 to 59	28.8%
• 60 and over	26.3%

Source: ISTAT
               In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy’s fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on ISTAT data, as of January 1, 2009, population density is approximately 199 persons per square kilometer.
               Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.7 million as of January 1, 2010. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.
               Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2010 there were approximately 4.2 million foreigners holding permits to live in Italy, an 8.8 per cent increase from January 1, 2009. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002 in an attempt to control the increase of illegal immigrants. In addition, in 2002, the Italian government introduced measures aimed at regularizing the position of illegal immigrants. While these legislative efforts have resulted in regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.
Government and Political Parties
               Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.
               The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate share equally and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.
               The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Giorgio Napolitano, was elected in May 2006. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers answer to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.
               The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.
               Political Parties. The main political parties are grouped into two opposing coalitions: the Partito Democratico which is headed by Mr. Pier Luigi Bersani, and the Il Popolo delle Libertà. The Partito Democratico coalition was created in 2008 to combine

Italy’s moderate center-leftist forces and numerous smaller political parties, including center-left and leftist forces. The Il Popolo delle Libertà, which is led by Mr. Silvio Berlusconi, was created in 2008 to combine center-right forces and Alleanza Nazionale, which represented the right and was led by Mr. Gianfranco Fini. The Lega Nord, a separate political party allied with Il Popolo delle Libertà, is led by Mr. Umberto Bossi. In the second half of 2010, certain members of Il Popolo delle Libertá (formerly members of Alleanza Nazionale and including Mr. Gianfranco Fini) left Il Popolo delle Libertá to form a new party named Futuro e Libertá and then left the government coalition, but in a December 14, 2010 parliamentary confidence vote, the government coalition obtained majority support.
               Elections. Except for a brief period, since Italy became a democratic republic in 1946 no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.
               In December 2005, a new law was enacted modifying the voting system for the Chamber of Deputies. In the Chamber of Deputies, the electorate votes for lists of candidates presented by the multiparty coalitions and individual parties. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multiparty coalitions and individual parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. In addition, a “first past the post” mechanism applies if the winning coalition does not obtain at least 340 seats (out of 630 seats) in the Chamber of Deputies. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats, it is automatically awarded as many seats as it needs to reach 340 seats. This modified voting system was utilized for the first time in the general elections in April 2006.
               Regional and Local Governments. Italy is divided into 20 regions containing 110 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to the exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation that is designed to increase the fiscal autonomy of regional and local governments. The reform is expected to come fully into effect by 2016. Under the new system, lower levels of government will be able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. Under the new system, a “standard cost” for public services such as health, education, welfare and public transport will be determined to set budgets for local governments. A fund will be made available to local governments that incur budget deficits and convergence plans will be set up for local governments that record significant budget deficits in consecutive years.
               The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.
               Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. A referendum can be held at the request of 500,000 signatories or five regional councils but cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.
The European Union
               Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had an estimated population of approximately 501 million as of January 1, 2010.
               The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Croatia, the Former Yugoslav Republic of Macedonia, Montenegro, Iceland and Turkey.
               EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.
               The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:
•	regulations, which are EU laws directly applicable in Member States;

•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

               The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:
•	shares budgetary authority with Parliament;

•	makes the decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.
               Decisions of the Council are made by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:
•	Germany, France, Italy and the United Kingdom each have 29 votes;

•	Spain and Poland each have 27 votes;

•	Romania has 14 votes;

•	the Netherlands has 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria, Bulgaria and Sweden each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.
               Generally, decisions of the Council are made by qualified majority, which is achieved if:
•	a majority of Member States (in certain cases, a two-thirds majority of Member States) approves the decision;

•	a number of votes representing at least 73.9 per cent of all votes is cast in favor of the decision; and

•	a Member State may ask for confirmation that the votes in favor represent at least 62% of the total population of the Union.
               Commencing on October 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, the voting rules for the Council will change, increasing the required majority to 55% of Member States (72% in certain cases) and 65% of the population, and permitting four Member States to block a proposal.

               The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:
•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.
               Following the election held in 2009, each Member State was allocated the following number of seats in Parliament:

Austria	17
Belgium	22
Bulgaria	17
Cyprus	6
Czech Republic	22
Denmark	13
Estonia	6
Finland	13
France	72
Germany	99
Greece	22
Hungary	22
Ireland	12
Italy	72
Latvia	8
Lithuania	12
Luxembourg	6
Malta	5
Netherlands	25
Poland	50
Portugal	22
Romania	33
Slovakia	13
Slovenia	7
Spain	50
Sweden	18
United Kingdom	72
Total	736
               The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 27 members, one appointed by each Member State for five year terms.
               Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.
               Other Institutions. Other institutions that play a significant role in the European Union are:
•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the European Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting EU objectives by providing long-term finance for specific capital projects.
Membership of International Organizations
               Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia, and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY
General
               According to IMF data published in April 2010, the Italian economy, as measured by its 2009 GDP, is the seventh largest in the world after the United States, Japan, Germany, the People’s Republic of China, the United Kingdom and France.
               The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP,” grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.
               Italy’s economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.6 per cent per year from 1996 through 1999.
               The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 2006 through 2009.
Annual Per Cent Change in Real GDP

	2006	2007	2008	2009
Italy	2.0	1.5	(1.3)	(5.0)
Euro area(1)	2.9	2.8	0.6	(4.1)

(1)	The euro area represents the countries participating in the EMU.
Source: Annual Reports of the Bank of Italy.
               The growth gap between other EMU countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-East Asia in 1998, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.
               Italy’s real GDP growth rate increased in the second half of 1999 and in 2000 due to improving exports, industrial production and growing domestic demand. The rapid decrease in real GDP growth recorded in 2001 and 2002 and the absence of GDP growth in 2003 were due to the general factors adversely affecting the Italian economy described above as well as a decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of global financial markets and a rise in crude oil prices in 2000, which in turn resulted in a slowdown in domestic private sector consumption and investments and a decrease in net exports. In 2004, Italy recorded a recovery in real GDP growth, although at a rate lower than the average recorded in the euro area, largely as a result of a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year. The Italian economy slowed down again in 2005, as a result of Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. Low growth prospects also resulted in a significant reduction in internal private consumption and fixed investments, which remained substantially unchanged from 2004. In 2006, Italy’s real GDP growth was driven by strong world demand and the cyclical upturn in the euro area. In 2007, the Italian economy grew slower than the average rate in the rest of the euro area as a result of Italy’s inability to address the issues that limited GDP growth throughout the previous decade. In 2008, as a result of the global financial and economic crisis, Italy’s real GDP decreased by 1.3 per cent mainly as a result of a steep decline in exports. Italy also recorded a decrease in domestic private consumption, largely attributable to the stagnation of Italian families’ purchasing power (the rise in nominal salaries was offset by inflation) and increasing propensity to save, and a decrease in gross fixed investments, especially in machinery and equipment and real estate. The uncertainty resulting from the financial crisis and its long term effects seriously affected consumer and business confidence and played a major role in the reduction of spending and investment. See also “ — Measures to Address the 2007-2010 Financial and Economic Crisis.”
               In 2009, Italy’s GDP decreased by 5 per cent, the largest decrease since the Second World War. A moderate recovery began in the second half of the year, mainly because of improved exports. In the same period, the industrial sector returned to moderate growth, the decline in the services sector came to a halt, but the decline in the construction sector continued. Domestic demand remained weak. Spending on capital goods, although increasing slightly in the second half of 2009 in response to tax incentives for purchases of machinery and equipment, was dampened by spare capacity and uncertainty about growth. The decline in consumer spending generally worsened, despite the measures introduced to support purchases of certain durable goods. Signs of an easing in the decline of the real property market appeared towards the end of the year.
               The Italian Government has historically experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy’s public debt. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. See also “Public Finance — Measures of Fiscal Balance” and “— Revenues and Expenditures.”
               A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. However, Italy’s Government debt remains significantly above the 60 per cent debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP was 116.0 per cent (as reported by Eurostat) in 2009 up from 106.3 in 2008, and it is expected to increase in 2010, 2011 and 2012 before decreasing in 2013. The Government’s forecast of the debt-to-GDP ratio shows an increase in 2010, followed by a decline in later periods. The debt-to-GDP ratio is forecast to be 118.5 per cent at the end of 2010, 119.2 per cent at the end of 2011, 117.5 per cent at the end of 2012 and 115.2 at the end of 2013. See “Public Finance — The 2011-2013 Public Finance Decision” and “Public Debt.”
               Historically, Italy has had a high but declining savings rate. As a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.7 per cent in the period from 1981 to 1990 and 24.5 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income averaged 19.5 per cent in the period from 2000 to 2009 and 18.1 per cent in the period from 2006 to 2009. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.
               The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern and central Italy. The per capita GDP of southern Italy, also known as the Mezzogiorno, is significantly lower than that of the rest of Italy. See “— Gross Domestic Product — Regional GDP.” The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. See “— Employment and Labor.”
               Inflation, as measured by the harmonized consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 0.8 per cent in 2009. See “— Prices and Wages.”
2010 Developments
               In 2010, the Italian economy grew relative to the prior year, in line with the global economic recovery that began to take shape in late 2009. In the first quarter of 2010, Italy’s GDP grew by 0.4 per cent with respect to the fourth quarter of 2009. The growth accelerated in the second quarter, reaching 0.5 per cent with respect to the second quarter of 2009. The recovery has been driven by net foreign demand and fixed capital accumulation, which typically lead the other growth components when Italy is recovering from a crisis. In the second quarter of 2010, net foreign demand accounted for 0.6 percentage points of GDP growth compared to the first quarter of 2010. Exports have been driven by the recovery of world trade and the depreciation of the euro. Imports rose to a more limited extent. In terms of components of domestic demand, fixed investment made the most significant contribution (0.2 percentage points). In the second quarter of 2010, investment in machinery was up by 3.9 per cent compared to the first quarter of 2010, followed by investment in transport equipment which rose by 2.6 per cent. By contrast, construction investment has continued to shrink. Household consumption has been stationary and marked by growth of demand for semidurable and non-durable goods (growing by 3.8 per cent and 0.2 per cent, respectively) and services (0.4 per cent) and by a contraction in demand for durable goods (-6.8 per cent), compared to the first quarter of 2010. After the strong inventory growth in the fourth quarter of 2009 and the first quarter of 2010, inventories fell in the second quarter of 2010 (-0.5 percentage points).
               As a result of these factors considered as a whole, the Italian government recently revised its estimates for the Italian economy with respect to those included in the

Program Document for 2010 (published in May), with the GDP growth figure increased to 1.2 per cent for 2010 (+0.2 percentage points) and reduced to 1.3 per cent for 2011 (-0.2 percentage points). For the 2012-2013 period, the expected GDP growth is now 2.0 per cent per year.
               In the third quarter of 2010, Italy’s GDP increased by 1.1 per cent compared to the third quarter of 2009, and by 0.3 per cent compared to the second quarter of 2010. Italy’s seasonally adjusted average unemployment rate was 8.3 per cent in the third quarter of 2010, a 0.3 per cent increase from the amount recorded in the third quarter of 2009. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 1.5 per cent during the twelve months ended December 31, 2009, compared to a 2.4 per cent increase during the twelve months ended December 31, 2008.
               Following the recovery in world trade and the depreciation of the euro, Italy’s trade flows showed clear signs of recovery in the first seven months of 2010. The trade balance overall was negative by approximately €12.5 billion, increasing by approximately €11.2 billion over the deficit for the same period of the prior year (€1.3 billion). The change was caused by a relatively higher increase in imports (18.9 per cent) compared to exports (12.5 per cent). Net of energy products (oil and natural gas), the trade balance was a surplus of €17.2 billion (compared to €22.7 billion for the first seven months of 2009). The sectors having the highest trade balance for the first seven months of 2010 were: machinery, textile-apparel and leather goods, rubber items, plastic materials and products from other manufacturing activities (furniture). The manufacturing sector’s exports rose by 13.1 per cent in value compared with the first seven months of the preceding year; the least dynamic sectors were metals and transportation equipment.
               For more information on Italy’s key public finance ratio estimates for the period 2010-2013, see “Public Finance — The 2011-2013 Public Finance Decision” and “Public Debt.”
Measures to Address the 2007-2010 Financial and Economic Crisis
               The Government’s budget strategy largely consists of measures having a positive impact on the economy in the short term. Consistently with the budget plan adopted in 2008, the adoption of the budget for the 2010-2012 period started with a law decree presented with the Economic and Financial Program Document and approved before the beginning of the summer of 2009; the 2010 Budget Law was the final piece of legislation of the budget process. The law decree and the Budget Law were both aimed at limiting any further deterioration of the deficit-to-GDP and the debt-to-GDP ratios and of financial sustainability in general, while having a fiscal impact as neutral as possible.
               In the second half of 2009, the EU started an excessive deficit procedure against various EU Member States including Italy; this made necessary a coordinated approach to exit strategies from excessive deficits, in accordance with the rules of the Stability and Growth Pact and the recommendations emerging from the excessive deficit procedure. In December 2009, the ECOFIN Council called on Italy to bring the nation’s deficit below 3.0 per cent of GDP by 2012, to implement the fiscal consolidation program introduced with the 2009-2011 budget package and confirmed by the 2010-2013 Economic and Financial Program Document, and to ensure an average annual deficit reduction equal to at least 0.5 percentage points of GDP for the 2010-2012 period. In response to the ECOFIN’s recommendations, the Italian Government confirmed its objective to reduce the net borrowing, also as a mid-term objective; the cyclically adjusted budget balance, net of one-off measures, is expected to fall by 0.5 percentage points in 2010 and by approximately 0.6 percentage points per year for 2011 and 2012, in line with the agreements made at the EU level. A significant step in the fiscal consolidation program is the reform of the law on public finance and accounting, approved by Parliament in December 2009, which will further strengthen the governance of public finance, enhancing the monitoring of public accounts and control over public spending. For more information on the reform of Italy’s public finance and accounting, see “Public Finance — The 2011-2013 Public Finance Decision”. Large benefits are also expected to derive from the legislation that is introducing fiscal federalism, both on the expense side (local administrations will be required to standardize their expenses, their financial needs and service objectives) and the revenue side (local administrations will play a greater role in the fight against tax evasion).
               In 2008 and 2009, Italy’s economy deteriorated significantly as a result of the global economic and financial crisis. In 2008, 2009 and 2010, the Italian Government acted to limit the effects of the global crisis, support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds.
               In June 2009, the Government adopted a decree (Law Decree No. 78 of 2009) approving €11.5 billion of measures to be taken in the 2009-2012 period intended to support the economy. The decree is aimed at increasing Government revenue by decreasing tax avoidance and evasion. Government expense would be reduced by decreasing fraudulent claims for disability grants and by re-computing as of 2010 the ceiling on pharmaceutical expense. Deficit-reduction plans were also established for the five regions that have recorded the highest healthcare budget deficits.
               A significant number of measures contemplated by the decree are aimed at sustaining employment and increasing business investment. These measures extend the use of social safety nets, for example, by encouraging companies with workers on Government funded long-term unemployment programs (cassa integrazione) to re-employ all or a proportion of those workers for training purposes on condition that they are paid the same wage paid by the long-term unemployment program, of which 80 per cent would continue to be financed by the Government and 20 per cent by the employer. The measures also contemplate an extension to 24 months of the long-term unemployment program (cassa integrazione) applicable to workers employed by businesses that cease to exist and an increase for 2009 and 2010 of Government-funded wage supplements for solidarity contracts.
               The decree also contemplates the exclusion from taxation on business income of 50 per cent of the value of investment in equipment and machinery made by June 20, 2010; faster depreciation of capital goods and new procedures for the write-down of non-performing loans and tax receivables; and faster payment by the public administration of amounts due to suppliers and amounts due on contracts. New legislation to reduce energy costs, particularly the cost of gas, is expected to provide benefits to businesses as well as to households.
               Excluding the initiatives in favor of the banking sector and measures contemplated by Law Decree no. 78/2009, the Italian Government estimated that its economic and financial crisis-containment plan set aside resources totaling in aggregate approximately €27.3 billion for the four-year period ending on December 31, 2011 (€2.7 billion in 2008, €11.4 billion in 2009, €7.5 billion in 2010 and €5.8 billion in 2011), or 1.8 per cent of 2008 GDP.
               The global economic and financial crisis and the related commitments undertaken at the EU level for 2010 made it necessary to anticipate the adoption of measures aimed at achieving of the public finance targets stated in the stability program. Adopting the same approach it used since it came to power, in 2010 the Government approved the budget package prior to the summer, providing for revenue and spending measures to adjust the public accounts for the 2011-2013 period. Overall, the measures adopted in the Public Finance Decision of September 2010 are intended to meet the targets outlined in the stability program and confirmed in the Combined Report on the Economy and Public Finance for 2010 (Combined Report) of May 6, 2010. The new accounting and public finance law introduced a new process to set public finance targets, distribute these targets among the sub-sectors of the public administration (central government economic bodies, local government economic bodies and social security funds), and implement measures necessary to achieve the targets.
               The Public Finance Decision of September 2010 adjusts the general Government account for the 2010-2013 period on the basis of the revised macroeconomic scenario and the effects of the revenue and spending measures that were approved before the summer. The new plan establishes a net borrowing level consistent with that agreed at the EU level and included in the latest stability program presented by Italy in January 2010. Compared to the estimates contained in the Combined Report, the new forecasts show an increase in the primary surplus equal to 0.1, 0.6 and 1.3 percentage points of GDP for the years 2010, 2011 and 2012 respectively, mainly due to the corrective measures. The comparison with the forecasts indicated in the Combined Report (and thus inclusive of the effects of the corrective measures approved after the presentation of the Combined Report) shows a slight GDP deterioration by 0.2 percentage points in both 2011 and 2012. The difference is due to a different macroeconomic scenario and to the revision in 2010 tax revenues. Although essentially confirming the forecast for 2010, the change in the mix of 2010 tax revenues, given constant growth assumptions, results in a reduction in tax revenue because of the different elasticity of its components. The most significant changes between the forecasts in the Combined Report, as supplemented by the effects of the corrective measures, and the forecasts in the Public Finance Decision, concern:
•	the interest expense, which falls significantly owing to a lower interest rate scenario relative to that shown in the Combined Report; in 2012, the last year in which it is possible to make a comparison between the two sets of forecasts, projected interest expense decreases from 5.2 to 4.8 per cent of GDP;

•	other current expenses, which increase mostly due to higher tax credits for the scrapping of automotive vehicles in 2010 and conservatively projected for subsequent years;

•	expenses for employee compensation, which decrease based on monitoring results, which show more limited growth than that assumed at the time of the preparation of the Combined Report;

•	tax revenues, which decrease from the amounts forecast in the Combined Report based on the different macroeconomic framework and the results of monthly monitoring;

•	social contributions, which decrease from the amounts forecast in the Combined Report based on monthly monitoring, on regulations that limit the expense for employee compensation (especially in the public sector) and on a change in the trend of the underlying taxable income base;

•	other non-tax revenues, whose positive change is due to the recognition in the public accounts of higher revenues from dividends and income, gaming concessions, and interest income on loans granted, a substantial portion of which can be projected to subsequent years.
               Toward the end of 2009, strong pressure emerged on markets of government bonds of several European countries. In particular, the government deficits of various European countries had increased over the years and in 2009 reached alarming levels. These countries were affected by a strong recession and in some cases their credit rating was lowered. Greece was affected by the emergence of serious problems in its public finance and the Greek government faced growing difficulty in refinancing its public debt as it matured. No solution at the EU level was found because the Maastricht Treaty does not allow the ECB to grant loans to the euro Member States nor the national central banks to grant loans to each other. In 2010, the EU member states intervened on a coordinated bilateral basis through a three-year plan to provide loans to Greece, with a total of €80 billion committed by EU countries and a further €30 billion by the IMF. The plan provides a total commitment of €14.7 billion by Italy from 2010 to 2013. As of December 31, 2010, Italy had funded an aggregate of approximately €4 billion of its commitment. In 2010, after the establishment of the loan package for Greece, the euro member states intervened institutionally, through the creation of the EFSF, a fund based on the participation of each Member State in the ECB’s share capital. Italy’s share of the total commitment to the EFSF is approximately 19 per cent. The EFSF is part of a wider safety net. Its funds would be combined with loans coming from the EFSM, raised by the European Commission and guaranteed by the EU budget, and additional funds from the IMF. The EFSF, EFSM and IMF can only act after a support request is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. This is expected only to occur when the country is unable to borrow in the markets at acceptable rates. Any financial assistance by the EFSF, EFSM and IMF to a country in need would be linked to strict policy conditions.
Gross Domestic Product
               From 2004 to 2007, Italy recorded a recovery in real GDP growth as the world economy began expanding following the slowdown in the three prior years. However, GDP grew at a slower rate than the average recorded in the euro area, mainly due to Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. In 2009, Italy’s real GDP decreased by 5.0 per cent, compared to a 1.3 per cent decrease in 2008. The fall in real GDP recorded in 2008 was driven by a significant decline in exports coupled with a contraction in domestic demand and gross fixed investment reflecting weakening consumer and business confidence resulting from the global financial and economic crisis.

               An improvement in the long-term outlook for recovery in GDP growth depends on the successful adoption of Government designed policies to:
•	promote investment in infrastructure and strategic geographic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve the private sector purchasing power; and

•	undertake structural measures to contain the growth of government expense.
               The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.
GDP Summary

	2006	2007	2008	2009
Nominal GDP (euro in millions)	1,485,377	1,546,177	1,567,851	1,520,870
Real GDP(1) (euro in millions)	1,270,126	1,288,953	1,271,958	1,207,876
Real GDP % change	2.0%	1.5%	(1.3)%	(5.0)%
Population (in thousands)	58,435	58,880	59,336	59,752
Nominal per capita GDP (euro)	25,419	26,259	26,423	25,453
Real per capita GDP (euro)(1)	21,736	21,891	21,437	20,215

(1)	Constant euro with purchasing power equal to the average for 2000.
Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009 and ISTAT.
Real GDP and Expenditures

	2006	2007	2008	2009
		(euro in millions)
Real GDP	1,270,126	1,289,988	1,276,578	1,207,876
Add: Imports of goods and services	361,750	375,442	359,222	306,988
of which
Goods	287,855	294,915	279,002	235,719
Services	73,934	80,888	80,912	72,403
Total supply of goods and services	1,630,192	1,662,693	1,629,483	1,512,160
Less: Exports of goods and services	354,447	370,594	356.233	288,096
of which
Goods	286,192	300,251	288,156	229,347
Services	68,178	70,261	68,013	58,888

Total goods and services available for domestic expenditure(1)	1,275,745	1,292,099	1,273,250	1,224,064

Domestic expenditure
Private sector consumption	745,774	753,779	747,957	734,754
Public sector consumption	254,328	256,700	258,765	260,236

	2006	2007	2008	2009
		(euro in millions)

Total domestic consumption	1,000,194	1,010,565	1,006,837	995,158
Gross fixed investment	270,257	274,853	263,866	231,849
Total domestic expenditure(1)	1,270,451	1,285,418	1,243,703	1,227,007

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures mainly due to the use of chain indices in calculating real growth. See also “Public Finance-Accounting Methodology”.
Source: ISTAT
Real GDP and Expenditures

	2006	2007	2008	2009
Real GDP	100.0%	100.0%	100.0%	100%
Add: Imports of goods and services	28.5%	29.1%	28.2%	25.4%
Total supply of goods and services	128.5%	129.1%	128.2%	125.4%
Less: Exports of goods and services	27.9%	28.7%	27.9%	23.8%
Total goods and services available for domestic expenditure(1)	100.6%	100.4%	100.3%	101.6%

Domestic expenditure
Private sector consumption	58.7%	58.5%	58.6%	60.9%
Public sector consumption	20.0%	19.9%	20.3%	21.6%
Total domestic consumption	78.7%	78.4%	78.9%	82.5%
Gross fixed investment	21.3%	21.3%	20.7%	19.2%
Total domestic expenditure(1)	100.0%	99.8%	99.8%	101.6%

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures mainly due to the use of chain indices in calculating real growth. See also “Public Finance-Accounting Methodology”.
Source: ISTAT
               Private Sector Consumption. Private sector consumption, comprising the expenditure by households on goods and services other than new housing, grew by 1.3 per cent and 1.2 per cent in 2006 and 2007, respectively. As a result of weakening consumer confidence, private sector consumption decreased by 0.8 per cent in 2008 and by 1.7 per cent in 2009. By comparison, in the euro area, private sector consumption grew by 2.0 per cent in 2006 before declining to 1.6 per cent and 0.4 per cent in 2007 and 2008, respectively. In 2009, private sector consumption in the Euro area decreased by 1.1 per cent and all the main categories of consumption were affected. Purchases of durable goods in Italy decreased by 3.7 per cent, pushing the cumulative decrease in 2008 and 2009 over 10 per cent. Expenditure on non-durable goods fell for the third consecutive year in 2009, by 1.9 per cent. The fall in purchases of semi-durable goods steepened from 1.4 in 2008 to 5.5 per cent in 2009, while the demand for services fell by a relatively moderate 0.8 per cent in 2009. Consumption was held back by the decrease in households’ disposable income, of 2.5 per cent in real terms and 2.7 per cent in nominal terms. However, taking into account expectations of a smaller erosion of the real value of financial assets, the decline becomes less marked, amounting to 0.6 per cent. In 2006, consumer confidence in Italy increased slowly and reached its peak at the beginning of 2007, before entering a phase of decline that continued throughout 2007 and the first three quarters of 2008. By the end of 2008, consumer confidence had started to rise again, although at a very slow pace, mainly as a result of the anti-crisis measures implemented or announced by the Italian government (see above “ — Measures to Address the 2007-2010 Financial and Economic Crisis.”). Consumer confidence rose strongly in 2009, decreased in the first half of 2010 and rose slightly in the second half of 2010. Private sector consumption represented 60.9 per cent of GDP in 2009 and accounted for a 1.0 per cent contraction of real GDP during the same period, compared to a 0.5 per cent contraction in 2008.
               Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, increased by 0.6 per cent in 2009, the same as in 2008. Public sector consumption represented 21.8 per cent of GDP in 2009, and its contribution to real GDP growth during the same period was 0.1 per cent, compared to a 20.4 per cent of GDP and a 0.1 contribution to real GDP in 2008.
               Gross Fixed Investment. Gross fixed investment decreased by 12.1 per cent in 2009, the largest decline since ISTAT began publishing this information in 1970, compared to a decrease of 4.0 per cent in 2008. The contraction involved investment in construction, down by 7.9 per cent, as well as in machinery and equipment, transport equipment and intangible goods (down by 16.6 per cent). The ratio of investment to GDP declined by 2 percentage points in 2009 to 19.2 per cent, after stabilizing at an average of approximately 21 per cent from the beginning of the decade. Net of depreciation, the slump in investment was exceptionally severe, close to 60 per cent, compared with a 19.8 per cent decrease in 2008. The decline in gross fixed investment was prompted by the sharp contraction in demand and the consequent increase in unutilized production capacity. This was compounded by uncertainty regarding the timing and strength of the recovery, the deterioration in profitability and the persistent tensions affecting the availability of financing. In the second half of 2009, purchases of capital goods showed signs of recovery, albeit discontinuous, in response to the partial replenishment of order books, particularly from abroad, and the tax incentives for purchases of machinery and equipment in force from July 1, 2009 to June 30, 2010. The cut-back in investment in construction reflected the 9.2 per cent decrease in the residential component, larger than the decreases recorded in past cyclical downturns. However, there were signs of an easing of the slump in the property market. House prices, which fell by 0.5 per cent in the first six months of 2009 after eleven years of growth, started to stabilize in the second half of the year.
               Gross fixed investment represented 19.2 per cent of GDP in 2009 and accounted for a 2.5 per cent contraction of real GDP during the same period, compared to a contribution of 0.8 per cent to the contraction of real GDP per cent in 2008.
               Net Exports. In 2009, Italy’s exports of goods and services decreased by 19.1 per cent, compared to a 3.9 per cent increase in 2008, while imports of goods and services decreased by 14.5 per cent in 2009, compared to a 4.5 per cent decrease in 2008. In 2009, net exports contributed -5.5 per cent to real GDP growth, compared to a contribution of -1.1 per cent in 2008.
               Regional GDP. In the period between 2001 and 2008, average annual real GDP growth in southern Italy was 0.4 per cent, compared to 0.8 per cent in northern and central Italy. While regional GDP grew at a comparable rate in southern, northern and central Italy during the five years ending December 31, 2005, GDP growth in northern and central Italy was significantly faster in 2006 and 2007 than in southern Italy. However, in 2008, real GDP decreased by 1 per cent in northern and central Italy and 1.1 per cent in southern Italy; in 2009 real GDP decreased by 11.2 per cent in northern Italy, by 4.2 per cent in the central

Italy and by 4.5 per cent in southern Italy. During 2000-2009, the average per capita GDP in southern Italy increased from 56 per cent to 58 per cent of the average per capita GDP in northern and central Italy.
               Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries.
               Italy adopted legislation in 2001 (the “Strategic Infrastructure Law”) providing the Government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects.
               Consistent with the Program Document presented in 2008, the 2010—2013 Program Document confirmed the Government’s intention to implement several structural reforms and pursue a substantial infrastructure program. While the Government stated that it plans to accelerate the implementation of the 10 Year Plan for Strategic Infrastructures provided for by the Strategic Infrastructure Law (which focuses on two priority areas: the development of local transport infrastructure in medium and large cities, such as Turin, Milan, Genova, Bologna, Rome, Naples and Palermo, and the optimization of the freight transport system), it also acknowledged that it would be necessary to wait until national and global economic and financial conditions improved significantly.
Principal Sectors of the Economy
               The following tables sets forth value added at market prices by sector and the percentage of such sector of the total value added at market prices.
Value Added at Market Prices by Sector

	2006		2007		2008		2009
	€ in	% of	€ in	% of	€ in	% of	€ in	% of
	millions	Total	millions	Total	millions	Total	millions	Total
Agriculture, fishing and forestry	28,576	2.5%	28,628	2.5%	28,904	2.5%	28,015	2.6%
Industry	250,797	22.1%	255,517	22.1%	246,382	21.6%	209,219	19.4%
Manufacturing	222,231	19.6%	226,925	19.7%	215,744	18.9%	181,625	16.8%
Construction	62,064	5.5%	62,379	5.4%	60,912	5.3%	56,918	5.2%
Services	671,240	59.1%	686,847	59.5%	681,827	59.8%	658,478	61.1%
Commerce, repairs and goods for the home	138,071	12.2%	139,851	12.1%	136,909	12.0%	123,861	11.5%
Hotels and restaurants	40,801	3.6%	41,837	3.6%	42,180	3.7%	41,320	3.8%
Transport, storage and communications	92,453	8.1%	94,772	8.2%	94,216	8.3%	90,672	8.4%
Financial and monetary intermediation	56,267	5.0%	61,876	5.3%	62,302	5.4%	60,838	5.6%
Various services to families and businesses	114,567	10.1%	117,427	10.2%	114,846	10.0%	109,347	10.1%
Public administration	68,413	6.0%	68,702	6.0%	68,535	6.0%	68,127	6.3%
Education	54,046	4.8%	54,579	4.7%	54,433	4.7%	54,262	5.0%
Healthcare and other social services	65,137	5.7%	65,667	5.7%	66,618	5.8%	67,222	6.3%
Other public, social and personal services	30,736	2.7%	31,221	2.7%	30,506	2.7%	30,426	2.8%
Domestic services to families and civil unions	10,955	1.0%	11,397	1.0%	11,590	1.0%	11,758	1.1%
Total net of plant leases	1,013,261	89.2%	1,033,936	89.6%	1,018,445	89.3%	953,107	88.4%
Value added at market prices	1,135,681	100.0%	1,154,069	100.0%	1,140,433	100.0%	1,078,167	100.0%

(1)	Value added in this table is calculated by reference to market prices of products and services, excluding any taxes on any such products.
Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
Value Added Growth by Sector

	2006	2007	2008	2009
Agriculture, fishing and forestry	2.1%	(0.2)%	0.9%	(4.0)%
Industry	4.3%	(5.9)%	(0.7)%	(12.3)%
Manufacturing	4.0%	6.3%	(2.2)%	(13.7)%
Construction	1.8%	0.0%	(2.3)%	(0.6)%
Services	1.9%	4.3%	(2.9)%	(0.2)%
Commerce, repairs and goods for the home	0.9%	1.5%	(0.9)%	(3.8)%
Hotels and restaurants	3.9%	4.7%	3.4%	0.3%
Transport, storage and communications	0.0%	4.5%	1.0%	(3.3)%
Financial and monetary intermediation	6.0%	10.0%	0.7%	(2.3)%
Various services to families and businesses	2.7%	2.5%	(2.2)%	(4.7)%
Public administration	0.1%	0.4%	(0.2)%	(0.6)%
Education	0.2%	1.0%	(0.3)%	(0.3)%
Healthcare and other social services	1.6%	0.8%	1.4%	0.9%
Other public, social and personal services	2.8%	1.6%	(2.3)%	(0.3)%
Domestic services to families and civil unions	3.4%	4.0%	1.7%	1.5%
Total net of plant leases	2.1%	2.0%	(1.5)%	(6.4)%
Value added at market prices	2.0%	1.6%	(1.2)%	(5.5)%

Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
Role of the Government in the Economy
               Until the early 1990’s, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1992 and is ongoing, the State exited completely the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”)) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises” and “ — Privatization Program.”
Services
               In 2009, services represented approximately 61.1 per cent of GDP and 68.3 per cent of total employment. Among the most important service sectors are:

•	commerce, hotels and restaurants, which accounted for approximately 15.7 per cent of GDP in 2009; and

•	transport, storage and communications, which accounted for 8.4 per cent of GDP in 2009.
               Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.
               Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (“ANAS”) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. (“Autostrade”), which was privatized in 1999.
               Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. There are approximately 22,200 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2009, Italian railways carried more than 21.3 billion tons-km of freight (a decrease of 24.1 per cent compared to 2008) and recorded 44.4 billion passengers-km (a decrease of 3.1% compared to 2008). The Government has historically provided substantial operating subsidies to the State-owned railroads and continues to do so today, making passenger tickets less expensive than for most European railroads. In addition, the railway system has historically suffered from overstaffing, high costs and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve its efficiency, expand the network and upgrade existing infrastructure.
               In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A. or “FS,” with greater autonomy over investment, decision-making and management. In 2009, FS’s revenues amounted to €7,491 million, compared to €7,816 million in 2008, representing a decrease of 4.2 per cent. Operating costs decreased from €6,781 million in 2008 to €6,525 in 2009 mainly as a result of the successful reduction of labor cost and the reduction of cost of fuel and raw materials. In 2009, the total annual capital expenditure in fixed assets by FS totaled €5,250 million, compared to €6,096 million in 2008. FS recorded consolidated net profits of €44 million in 2009, compared to €16 million profits in 2008.
               In response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by FS: Trenitalia S.p.A., managing the transportation services business, and Rete Ferroviaria Italiana S.p.A. (“RFI”), managing railway infrastructure components and the efficiency, safety and technological development of the network. The government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be government-operated. The government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The liberalization process continues and as of December 31, 2008, the government had granted 56 licenses to private operators, compared to 49 as of December 31, 2007.
               Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. In December 2008, RFI inaugurated the high-speed railway between Milan and Bologna, and in December 2009 completed the Turin — Salerno line and enhanced the Bologna—Firenze and Milano—Novara lines.
               Alitalia, which used to be Italy’s national airline, was partially privatized in 1998. Following a capital increase in December 2005, the Ministry of Economy and Finance’s stake decreased to 49.9 per cent. In August 2008, Alitalia filed for protection pursuant to a newly enacted receivership procedure; in December 2008, Alitalia’s extraordinary administrator sold the company’s air transport business for €1 billion to Compagnia Aerea Italiana S.r.l. (“CAI”), a consortium comprising Intesa San Paolo S.p.A. and various Italian investors. In the same period, AP Holding, a subsidiary of the Toto Group, and CAI agreed to transfer ownership of Air One, another airline group, to CAI. Subsequently, CAI integrated Air One’s fleet with the assets taken over from Alitalia, thereby creating a new airline that has been active since January of 2009. Alitalia’s assets excluded from the sale to CAI were transferred to a company that was placed under special administration, with a view to disposing of those assets over time. Italy no longer owns an interest in any air carrier.
               Communications. In 1997, Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.
               Italy’s telecommunications market is one of the largest in Europe. As of December 31, 2009, the ratio of total active mobile telephone lines to Italy’s population was greater than 150 per cent. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized.

               In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (“TIM”) was spun-off from Telecom Italia and publicly listed; however, in 2004, in furtherance of a restructuring plan aimed, inter alia, at strengthening its position in the market, TIM merged into Telecom Italia. The Government also granted mobile licenses to other mobile operators. TIM remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group), Wind and H3G.
               In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or “UMTS,” licenses for third-generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was implemented by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised €13,815 million through the UMTS license auction.
               Internet and personal computer (“PC”) penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 54.3 per cent in 2009 while the proportion of PCs connected to the Internet increased from 2.3 per cent in 1997 to 47.3 per cent in 2009.
               Tourism. Tourism is an important sector of the Italian economy. In 2009, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €8.8 billion, representing a 13.0 per cent decrease from net tourism revenues in 2008. By contrast, spending by Italian tourists abroad was flat in 2009 relative to 2008. See “The External Sector of the Economy — Current Account.”
               Financial Services. The percentage of domestic investment allocated to shares and investment fund units amounted to approximately 29% at the end of 2009, a decrease from the 45% recorded at the beginning of the prior decade. Historically, a significant portion of Italy’s domestic investment has been in public debt. The percentage of domestic investment allocated to debt securities was 43.3 per cent in 2009, mainly driven by increased investment in bonds issued by credit institutions. This figure reflects the general dynamic that drove the market following the economic crisis. Families re-directed their investment towards securities that provide more predictable returns, divesting volatile equity securities. At the same time, banks attracted higher domestic investment by offering favorable terms, with a view to reducing their need for financing on the international markets.
               Stock prices increased in Italy in 2009. The Italian stock exchange recorded a 21 per cent average increase in share prices, compared to the 49 per cent average decrease in 2008, in line with the main trends recorded in the euro area. This was mainly due to the improvement of the condition of the international banking sector and the strengthening of the Italian and international economy.
               Italian household indebtedness as a percentage of disposable income grew from 57 per cent at the end of 2008 to 61 per cent at the end of 2009. However, it remains lower than in the euro area where household indebtedness as a percentage of disposable income was equal to 95 per cent in the same period. Bank lending to Italian residents generally has increased since the 1990s, accommodating economic expansion, although the growth in bank lending decreased by 3.5 per cent in 2009, compared to a 5.8 per cent growth in 2008. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”
Manufacturing
               In 2009, the manufacturing sector represented 18.9 per cent of GDP and 19.3 per cent of total employment. In 2009, manufacturing output decreased by 15.8 per cent from 2008, compared to a 4.9 per cent decrease in 2008 as compared to 2007.
               Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.
               The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Finmeccanica (defense, aeronautics, helicopters and space), Riva (Steel), Luxottica (eyeglasses), Pirelli (tires, cables and industrial rubber products), and Barilla (food). These companies export a large proportion of their output and have significant market shares in their respective product markets in Europe.
               Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally have been higher than those of their smaller counterparts. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.
               Traditionally, investments in research and development (“R&D”) activities have been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy was 1.0 per cent of GDP in 1998 and 1.2 per cent in 2007. This compares to total R&D spending as a percentage of GDP in 2007 of 2.5 per cent in Germany, 2.0 per cent in France, 1.8 per cent in the EU, 2.7 per cent in the United States and 3.4 per cent in Japan.
               The following table shows the growth by sector of indexed industrial production for the years indicated.
Industrial Production by Sector
(Index: 2005 = 100)

	2006	2007	2008	2009
Food and tobacco	101.6	102.4	101.8	100.7
Textiles, clothing and leather	104.9	109.1	105.4	93.8
Wood, paper and printing	99.7	99.3	93.1	79.8
Coke and refinery	99.1	99.8	95.2	86.2
Chemical products s	103.5	108.2	100.9	87.6

	2006	2007	2008	2009
Pharmaceutical products	106.6	99.8	103.1	103.5
Rubber, plastic materials and non-ferrous minerals	100.1	102.7	96.7	76.7
Ferrous products	101.8	107.3	102.4	72.4
Electric and optic materials	103.5	103.1	95.7	85.7
Electric appliances for household	106.8	104.8	96.9	69.1
Machinery and equipment	105.8	111.1	107.0	72.9
Transport equipment	108.9	118.2	116.6	87.5
Other industrial products	103.0	107.0	106.8	91.7
Aggregate Index	103.3	106.5	102.7	83.3

Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
Energy Consumption
               Energy consumption, measured in terms of millions of tons of oil equivalent, or “MTOE,” decreased by 6.0 per cent in 2009, mainly due to a decrease in demand by the manufacturing industry, compared to a 1.3 per cent decrease recorded in 2008.
               In 2009 (in MTOE), oil represented 40.5 per cent of Italy’s energy consumption compared to 41.4 per cent in 2008, natural gas represented 40.6 per cent of energy consumption compared to 36.3 per cent in 2008, renewable energy resources represented 11.2 per cent compared to 8.9 per cent in 2008, solid combustibles represented 7.2 per cent compared to 8.8 per cent in 2008, and net imported electricity represented 5.5 per cent compared to 4.6 per cent in 2008.
               In 2009, Italy’s production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented 15.5 per cent of the national energy consumption; the remaining 84.5 per cent was represented by imports, mainly of oil and natural gas.
               The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level. The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity and natural gas activities with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs. Italy’s domestic energy industry includes several major companies in which the government holds an interest.
               ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. As of December 2009, the Government held approximately 20 per cent of the share capital of ENI directly and 10 per cent through Cassa Depositi e Prestiti, which is controlled by the Government. As of December 2010, the Government held approximately 4 per cent of the share capital of ENI directly and 26 per cent through Cassa Depositi e Prestiti. ENI is a profitable public company and pays dividends regularly. While several companies operate in the gas distribution market, during 2009 natural gas sales by ENI accounted for approximately 51 per cent of domestic consumption.
               ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. As of December 2009, the Government owned approximately 14 per cent of the share capital of ENEL directly and 17 per cent through Cassa Depositi e Prestiti. As of December 2010, the Government held approximately 31% of the share capital directly. ENEL is a profitable public company and pays dividends regularly.
               Cassa Depositi e Prestiti is a privately held corporation in which the Ministry of Economy and Finance owns 70 per cent of the shares. Cassa Depositi e Prestiti is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies. Cassa Depositi e Prestiti also holds approximately 30% of the shares in Terna. Formerly owned by ENEL, Terna is a profitable public company that pays dividends regularly, which owns and operates a major portion of the transmission assets of Italy’s national electricity grid.
Construction
               In 2009, construction represented 5.2 per cent of GDP and 7.7 per cent of total employment. During 2009, as a result of the effects on the real estate market of the financial and economic crisis, construction activity decreased by 6.7 per cent from the level in 2008. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, decreased by 7.9 per cent in 2009, compared to a decrease of 3.4 per cent in 2008 and an increase of 0.3 per cent in 2007.
Agriculture, Fishing and Forestry
               In 2009, agriculture, fishing and forestry accounted for 2.6 per cent of GDP and 3.9 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.
Employment and Labor
               General. Job creation has been and continues to be a key objective of the Government. As the effects of the economic crisis began to emerge, during 2008, employment growth halted. In 2009 employment, as measured by the average number of standard labor units employed during the year, decreased by approximately 2.6 per cent. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.
               The unemployment rate decreased every year from 1998 to 2007, reaching 6.1 per cent for the year ended December 31, 2007. The unemployment rate increased to 6.7 per cent in 2008 and to 7.8 per cent in 2009, compared to 7.5 per cent in 2008 and 9.4 in 2009 in the euro area.
               The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the periods indicated.

Employment

	2006	2007	2008	2009
Employment in standard labor units (% change on prior year)	1.5%	1.0%	(0.1)%	(2.6)%
Participation rate (%)(1)	62.7	62.5	63.0	62.4%
Unemployment rate (%)(2)	6.8	6.1	6.7	7.8%

(1)	Participation rate is the rate of population aged 15-64, which excludes the population of age below 15 and over 64.

(2)	It does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.
Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
               Employment by sector. Of the total employed workforce in 2009, approximately 68.3 per cent were employed in the service sector, 20.0 per cent were employed in industry (other than construction), 7.7 per cent worked in the construction sector, and 3.9 per cent worked in agriculture, fishing and forestry.
               The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 65.1 per cent of the total workforce in 1999 to 68.3 per cent in 2009.
               In 2009, employment in industry, excluding construction, decreased by 4.6 per cent. The decrease in labor demand in industry excluding construction, in particular in the textile and clothing sub-sectors, was the highest of any sector because it is more sensitive to the economic cycle than other sectors and more exposed to contractions in world trade.
               This decrease follows a declining trend of employment levels in the industry sector relative to all employment that began in the 1980s, with employment in industry decreasing from 22.9 per cent of the total workforce in 1995 to 20.0 per cent in 2009.
               In 2009, average employment in agriculture, forestry and fishing decreased by 1.4 per cent. Average employment in agriculture, forestry and fishing relative to all employment has declined constantly since World War II except in 2001, 2004 and 2006. Employment in the agriculture sector declined from 4.9 per cent in 1999 to 3.9 per cent in 2009.
               Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy. The unemployment rate in central and northern Italy declined steadily from 9.0 per cent and 5.9 per cent in 1999, respectively, to 5.3 per cent and 3.5 per cent in 2007, respectively; it increased in 2008 and 2009 and amounted to 5.3 and 9.2 per cent, respectively, in 2009. In southern Italy unemployment decreased from 19.6 per cent in 1999 to 11.0 per cent in 2007; it increased in 2008 and 2009 and amounted to 12.5 per cent in 2009.
               While unemployment for women in Italy historically has been substantially higher than for men, it has generally decreased at a faster rate (from 14.8 per cent in 1999 to 9.3 per cent in 2009) than for men (from 8.4 per cent in 1999 to 6.8 per cent in 2009). This is in part attributable to the substantial growth in female participation in the labor force, particularly among women aged 25-54. The proportion of economically active women increased from 45.6 per cent in 1997 to 51.1 per cent in 2009, while the participation rate of men increased from 72.4 per cent in 1997 to 73.7 per cent in 2009.

               The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. According to ISTAT data, published in June 2008, in 2006 the hidden economy was estimated to represent 15.3 per cent (€227 billion) to 16.9 per cent (€250 billion) of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.
               Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment. Most recently, as part of the stimulus package for the economy, during 2008, 2009 and 2010, additional measures and incentives were adopted. See above “ — Measures to Address the 2007-2010 Financial and Economic Crisis.” Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations.
               Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 163.2 million hours in 2000 before increasing to approximately 245 million hours in 2005. The number of hours paid through CIG decreased in 2007, reaching approximately 183 million, while increasing to 227 million in 2008 and 914 million in 2009.
               Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributed to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult and onerous. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions during the last twenty years of the twentieth century; more recently, based on labor dispute data, after a peak of 7.0 million hours in 2001, the average number of person-hours lost per year declined to 2.6 million in 2009.
Prices and Wages
               Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.
               Wages, as measured by gross earnings per standard labor unit increased by an average of 2.8 per cent for the entire economy in 2009 compared with an increase of 2.7 per cent in 2008. During 2009, the growth in the public sector was 1.4 per cent, the growth in the service sector was 1.8 per cent and the growth in the private sector was 3.0 per cent. Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 2.8 per cent in 2009, compared to 2.7 per cent in 2008. Labor costs per product unit, or “LCPU,” increased by 5.9 per cent in 2009 compared to 4.2 per cent in 2008. Labor productivity decreased by 1.9 per cent in 2009, compared to a 1.1 per cent decrease in 2008.
               Prices. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2009, the inflation rate in the euro area as measured by the European Union harmonized consumer price index decreased to 0.3 per cent, from 3.3 per cent in 2008. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”
               Inflation in Italy, as measured by the harmonized consumer price index, decreased from an average of 3.5 per cent in 2008 to 0.8 per cent in 2009. This mainly reflected the sharp drop in the prices of imported goods and services (6.1 per cent on the basis of the import deflator) caused by the fall in the dollar prices of raw materials. Domestic inflation — measured by the GDP deflator — decreased from 2.8 in 2008 to 2.1 per cent in 2009.
               The following table illustrates trends in prices and wages for the periods indicated.
Prices and Wages

	2006	2007	2008	2009
Cost of Living Index(1)	2.0	1.7	3.3	0.7
Harmonized Consumer Price Index (1)	2.2	2.0	3.5	0.8
Core Inflation Index(2)	1.8	1.9	2.8	1.6
Change in per capita wages	2.7	2.2	3.3	2.8
Change in unit labor costs(3)	2.1	1.1	4.2	5.9

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(3)	Unit labor costs are per capita wages reduced by productivity gains.
Source: Annual Reports of the Bank of Italy (May 2010) for the year ended December 31, 2009.

MONETARY SYSTEM
               The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.
Monetary Policy
               The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and on January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia adopted the euro beginning on January 1, 2011.
               The European System of Central Banks (“ESCB”) consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem is formed by the 16 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, the Czech Republic, Denmark, Hungary, Latvia, Lithuania, Poland, Romania, Sweden and the United Kingdom), there will be a distinction between the 16-country Eurosystem and the 27-country ESCB. The ten national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.
               The Eurosystem is principally responsible for:
•	defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.
               The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 16 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

•	the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro.
               The ECB is independent of the national central banks and the Governments of the Member States and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the Member States that have adopted the euro, pro-rated to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of January 1, 2009, the ECB had subscribed capital of approximately €5.8 billion and paid up capital of approximately €4.1 billion. On December 16, 2010, the ECB decided to increase its subscribed capital to approximately €10.8 billion, with effect from 29 December 2010. This decision resulted from an assessment of the adequacy of statutory capital conducted in 2009. The capital increase was deemed appropriate by the ECB in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk. As January 1, 2011, the Bank of Italy had subscribed and paid up approximately €928.2 million, or 12.5 per cent of the ECB’s subscribed capital; the ECB had paid up capital of approximately €5,2 billion.
               The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks and banker to the Treasury. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. At December 31, 2009, the Bank of Italy had assets of €301.3 billion.
               The ECB’s Monetary Policy. The primary objective of the ESCB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.
               The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the

Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.
               The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.
               The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.
               ECB Interest Rates. As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively, in June 2003. These rates remained unchanged until December 2005. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008. The Governing Council of the ECB determined that given the euro area’s monetary and credit growth, upside risks to price stability over the medium term prevailed. Accordingly, the Governing Council raised interest rates on several occasions during 2006, 2007 and 2008, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 4.25 per cent, 5.25 per cent and 3.25 per cent, respectively, in July 2008. During the last quarter of 2008 and the first half of 2009, as a result of the crisis in the banking system, the recession in the global economy and diminishing inflation, the Governing Council reduced interest rates on several occasions, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.00 per cent, 1.75 per cent and 0.25 per cent, respectively, in May 2009.
               The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from March 7, 2003 to the date of this document.

		Main Refinancing Operations
			Variable rate	Marginal lending
	Deposit Facility		tenders –	facility
Effective date	% interest rate	Fixed rate tenders	minimum bid rate	% interest rate
2003
March 7	1.50		2.50	3.50
June 6	1.00		2.00	3.00
2005
December 6	1.25		2.25	3.25
2006
March 8	1.50		2.50	3.50
June 15	1.75		2.75	3.75
August 9	2.00		3.00	4.00
October 11	2.25		3.25	4.25

		Main Refinancing Operations
			Variable rate	Marginal lending
	Deposit Facility		tenders –	facility
Effective date	% interest rate	Fixed rate tenders	minimum bid rate	% interest rate
December 13	2.50		3.50	4.50
2007
March 14	2.75		3.75	4.75
June 13	3.00		4.00	5.00
2008
July 9	3.25		4.25	5.25
October 8	2.75			4.75
October 9	3.25			4.25
October 15	3.25	3.75		4.25
November 12	2.75	3.25		3.75
December 10	2.00	2.50		3.00
2009
January 21	1.00	2.00		3.00
March 11	0.50	1.50		2.50
April 8	0.25	1.25		2.25
May 13	0.25	1.00		1.75

Source:	European Central Bank
               ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, or M3, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001 and since then has remained above the reference rate. It grew to over 8.0 per cent in the first half of 2003. The growth of M3 through the first half of 2003 was mainly due to shifts in portfolios to more liquid assets resulting from continued uncertainty in the financial markets, international political tensions and low long-term and short-term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased to a twelve-month growth of 4.7 per cent in 2002, compared to 6.7 per cent in 2001.
               M3 subsequently declined to 7.5 per cent through December 2003 and 6.6 per cent through December 2004. This slowdown was mainly attributable to the increased stability of the financial markets, with a resulting decrease in the proportion of liquid assets in investor portfolios and increasing investment in the equity markets and long-term debt investments. The effects of this trend were partially offset by higher investment in money market fund shares. The slowdown in M3 growth during this period was partially offset by a reduction in the spread between long and short-term interest rates, which resulted in a growth in the proportion of short-term deposits and repurchase agreements.
               M3 grew to 7.4 per cent through December 2005, principally due to higher lending to the private sector, which grew by 9.2 per cent in 2005, and lending to the corporate sector, which grew by 8.3 per cent in 2005 reflecting higher investment by companies and growing demand for loans to support corporate operations such as mergers and acquisitions.
               M3 grew to 9.8 per cent through December 2006, the highest rate since the launch of the common monetary policy. This growth was due mainly to higher lending to the private sector, which grew by 10.8 per cent in 2006, and lending to the corporate sector, which grew by 13.0 per cent during the same year. This steady growth was partially offset by a slowdown in lending to households, particularly mortgages, which increased by 8.2 per cent in 2006, compared to an increase of 11.5 per cent in 2005.
               M3 grew to 11.5 per cent during a twelve-month period through December 2007. The slowdown in lending to households, particularly mortgages (which grew by 7.1 per cent in the Euro area), was counterbalanced by the further acceleration in lending to non-financial corporations, which increased by 14.5 per cent. In 2008, as a result of lower interest rates and investor preference for liquid assets, the growth in the M3 money supply in the euro area diminished steadily to a twelve-month rate of 5.1 per cent in March 2009. In 2009, the twelve-month rate of growth in the M3 monetary aggregate diminished steadily and from the final part of the year was negative for the first time since the launch of the third phase of European Monetary Union (-0.3 per cent in December and -0.1 per cent in March 2010, compared with 7.6 per cent growth at the end of 2008). The slowdown reflected reallocation from the less liquid monetary assets included in M3 (such as debt securities issued with maturity up to 2 years and money market fund units) towards long-term securities in a context characterized by a steep yield curve. Households gradually reduced the rate at which they were accumulating deposits included in M3, while non-financial companies began rebuilding reserves of liquidity from the second half onwards, in concomitance with the gradual improvement in the economic outlook.
Exchange Rate Policy
               Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The European Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.
Banking Regulation
               Regulatory Framework. Italian banks fall into one of the following categories:
•	joint stock banks; or

•	co-operative banks.
               Pursuant to the principle of “home country control,” non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by Directive No. 2006/48/EC and Directive No. 2006/49/EC. Under the principle of “home country control,” a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid Directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.

               Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Consolidated Banking Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:
•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.
               The effect of the aforesaid deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.
               The Amato Law. The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:
•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies, and were also permitted to be members of a holding company structure; and

•	Consolidations were encouraged through tax incentives.
               The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.
               The Dini Directive. Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations either to:

•	reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or

•	cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.
               The Ciampi Law. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:
•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;

•	divestiture of any remaining controlling participation in banks or financial institutions by 2006; and

•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP)) to those foundations that disposed of their controlling stakes in banks by May 2003.
               The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and was aimed at reorganizing laws governing investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies. In particular, the Draghi Law introduced a comprehensive framework for the provision of investment services and collective investments (which applies to investment firms, banks and asset managers), new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the duration of shareholder agreements, with the objective of protecting minority shareholders in general.
               Directive 2004/39/EC — The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:
•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities (“MTF”) as a new “core” investment service; and

•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.
               The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.
               Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission (“Consob”) and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.
               Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or “CICR”), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.
               The CICR. The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.
               The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.
               The Bank of Italy. The Bank of Italy supervises banks and certain other intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk management, the taking of participations, administrative and accounting organization and internal controls and public disclosure requirements. The Bank of Italy also issues regulations in other fields, such as transparency in banking and financial operations of banks and financial intermediaries. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.

               On-site visits carried out by the Bank of Italy may be either “general” or “special” (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own bylaws.
               The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.
               In addition to its supervisory role, the Bank of Italy — as the Italian Central Bank — performs monetary policy functions by participating in the European System of Central Banks, and acts as treasurer to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.
               On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reelected only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in case of mergers and acquisitions.
               On January 1, 2008, the Italian Foreign Exchange Office (Ufficio Italiano Cambi or “UIC”) was abolished and its functions, resources and competences were transferred to the Bank of Italy.
               Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with original maturities up to two years or redeemable upon prior demand up to two years and debt securities with original maturities up to two years. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank.
               Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly governed by Directives No. 2006/48/EC and No. 2006/49/EC or, together, the Capital Requirements Directive, the Consolidated Banking Law, CICR Regulation of December 27, 2006, and by implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). Italian banks are generally required to have ratios of regulatory capital to risk-weighted assets specified in the relevant regulations. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, the aforesaid provisions have implemented in Italy the framework commonly known as the “Basel II Accord.” A new set of rules governing supervision and risk management of the banking sector, commonly referred to as “Basel III”, has been developed and is expected to gradually enter into force beginning in 2013. These measures aim at improving the banking sector’s ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks’ transparency and disclosure and will generally have the effect of limiting the instruments that will qualify as regulatory capital and increasing the amount of capital required.
               Loan Exposure Limitations. The purpose of the provisions of the EU Banking Directive on the monitoring and control of large exposures of credit institutions is to limit a bank’s exposure to any single borrower or group of related borrowers. In order to implement the criteria specified by the Ministry of Economy and Finance, the Bank of Italy has issued regulations on the concentration of risk. These regulations require stand-alone banks or banking groups to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital. A more stringent limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, defined to include (1) shareholders that, directly or indirectly, control, or own at least 15 per cent of the share capital in, the bank or the parent company of a banking group and (2) companies controlled by the bank or of which the bank owns at least 20 per cent of share capital, excluding subsidiaries which are included in the banking group or that are consolidated in accordance with the relevant criteria specified by the regulations. Banks belonging to banking groups must, on an individual basis, limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.
               Equity Participations by Banks. Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank; (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired; or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by stand-alone banks or by banking groups into insurance companies exceeding in the aggregate 40 per cent of the acquiror stand-alone or consolidated regulatory capital, as the case may be, (and 60 per cent of the regulatory capital, in case of the single bank included in the banking group) are not permitted.
               The acquisition by banks and banking groups of shareholdings in non-financial companies is subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups must be lower than a certain pre-determined percentage of the acquiring bank’s regulatory capital. Moreover, banks and banking groups may only acquire up to a certain percentage shareholding in any single non-financial company and must diversify their investments in non-financial companies in order to avoid undue exposure to any single non-financial sector. Certain banks may be authorized to effect such investments in accordance with less stringent limitations, provided that they meet specific criteria set forth by the relevant regulations.
               Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities instrumental to banking activities, such as bank information processing activities.
               As a general limit, equity investment by banks and banking groups in all types of companies may not exceed in aggregate, together with real estate investments, 100 per cent of a bank’s “available margin,” calculated as the positive difference, if any, between the bank’s regulatory capital and the aggregate of the shareholdings and the real estate assets owned by it.
               Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.
               Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank is either in administrative management or mandatory liquidation. In the event of administrative management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.
               Structure of the Banking Industry. Italy had 788 banks at December 31, 2009, compared to 799 at December 31, 2008. At the end of 2009, 25 banks were listed on the stock exchange, one less than in 2008. Eight of the first 20 groups ranked by consolidated assets were not listed. In 2009, the listed banks and banking groups accounted for 64.3 per cent of total bank assets (63.1 per cent in 2008); 7 of the listed parent companies are cooperative banks. Banks ultimately controlled by local governmental organizations accounted for a substantial portion of total bank assets in 2009. Italian banks’ presence abroad is significant, especially of the two largest banking groups in euro-area countries. At the end of 2009, there were 22 subsidiaries of foreign companies and banks operating in Italy, two of which appear among the top 10 banking groups, with a market share of 9.7 per cent of total assets. At the end of 2009, the 81 branches of foreign banks not included in Italian groups held 8.2 per cent of system assets, compared with 9.1 per cent in 2008; 38 foreign investors — mainly from EU countries — had shareholdings of over 5 per cent in 47 banks.
               According to the Bank of Italy, in 2009, the two largest banking groups (UniCredit and Intesa Sanpaolo) held approximately 33.9 per cent of the Italian banking system’s assets, while the other three medium-sized/large groups (Banca Monte dei Paschi di Siena, Banco Popolare and Unione di Banche Italiane) accounted for 18.6 per cent. A third category including 51 medium-sized/small groups and standalone banks (including specialized banks and subsidiaries of foreign banking groups) held 35 per cent of the banking system’s assets; the remaining 12.5 per cent was held by 590 small intermediaries mainly with local operations.
               The ownership structure of the banking sector has undergone substantial change since 1992, reflecting significant privatizations through 1998. See “Public Finance — Privatization Program.” Since 1999, the Italian banking sector has experienced significant consolidation. This process has accelerated in recent years, resulting in the formation of Italian banking groups of international standing, such as Intesa Sanpaolo and UniCredit. In 2005, Dutch bank ABN Amro acquired Banca Antonveneta, which was the first successful takeover of a listed Italian bank by a non-Italian bank. In 2006, French bank BNP Paribas acquired Banca Nazionale del Lavoro, the sixth largest Italian bank by deposits at the time of the acquisition. In 2007, Banca Intesa merged with Sanpaolo IMI, creating the Intesa Sanpaolo Group. In the same year, Capitalia merged into UniCredit, creating one of the largest financial services organizations in Europe. In May 2008, Monte Dei Paschi di Siena completed the acquisition of Banca Antonveneta from Banco Santander.
               The European Union single market for financial services has affected and is expected to continue to affect the Italian banking system. Between 1980 and 2009, the number of foreign banks with branches in Italy grew from 26 to 82. These foreign banks principally specialize in wholesale corporate and interbank transactions as well as retail banking, and few have branch networks.
               Capitalization. In 2009 the Italian banking system’s capital position improved. At the end of the year, consolidated regulatory capital amounted to €217.4 billion, up by 6.4 per cent from the end of 2008. The capital increases carried out by some large groups, the retention of a sizeable share of earnings and, for four banks, the issue of securities subscribed by the Ministry for the Economy and Finance, boosted Tier 1 capital by 11.3 per cent to €161.3 billion. The capital provided by the Ministry of Economy and Finance to Italian banks was approximately €4 billion (compared to €10 billion made available under the Budget Law), which is substantially less than the capital provided by other EU member states to their banks. By contrast, supplementary capital decreased by 4.7 per cent to €61.6 billion. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basel Accord of 1988 was 12.1 per cent in 2009, compared to 10.8 per cent in 2008. Compared to the end of 2008, the total capital ratio rose by 1.3 percentage points to 12.1 per cent, the Tier 1 capital ratio by 1.4 points to 9 per cent, and the core Tier 1 ratio by 1.2 points to 8.2 per cent. Large Italian banks’ capital ratios continue to be generally low by international standards. The gap reflects regulation that sets more stringent limits on the inclusion of certain instruments in the Tier 1 totals, as well as substantial public recapitalizations of some large European banks. According to the Bank of Italy, the Tier 1 capital ratio of a sample of 12 large European banks averaged 11.6 per cent; on the other hand, the financial leverage of the largest Italian groups, measured by the ratio of total balance sheet assets to Tier 1 capital, is lower on average: 22 against 31 per cent.
               Bad Debts. Bad debts increased by 25.0 per cent in 2009 to €86,120 million after increasing by 14.2 per cent in 2008. As a percentage of total loans, bad debts increased from 3.8 per cent in 2008 to 4.7 per cent in 2009.

Measures to Address the 2008 Banking Crisis
               Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. in the second half of 2007 and the first half of 2008, resulted in a severe and sudden deterioration of the global economy and capital markets and a banking liquidity crisis in the second half of 2008. Declines in the housing market over 2008 in the U.S. and elsewhere, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government sponsored entities, as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have refused to provide funding to even creditworthy borrowers or to other financial institutions. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated a global economic slowdown in 2008 and recession in 2009. In order to address the global financial crisis, international organizations and governments of major countries, including the Italian government, enacted legislation providing for measures aimed at stabilizing the banking system and potentially rescuing companies operating in certain other industries.
               On several occasions during the last quarter of 2008 and the first half of 2009, the Government Council of the ECB cut interest rates on main refinancing operations and on marginal lending and deposit facilities (see above “—Monetary Policy—ECB Interest Rates”).
               On October 12, 2008, the Heads of State and Government of the euro zone countries, the President of the European Commission, the Eurogroup President and the President of the European Central Bank met in Paris to adopt a concerted action plan of the euro zone countries to face the financial crisis. In particular, the participants to the summit agreed to (i) ensure appropriate liquidity conditions for financial institutions; (ii) facilitate the funding of banks; (iii) provide financial institutions with additional capital resources so as to continue to ensure the proper financing of the economy; (iv) allow for an efficient recapitalization of distressed banks; and (v) ensure sufficient flexibility in the implementation of accounting rules given the exceptional market circumstances.
               In October 2008, in keeping with the resolutions of the summit in Paris, the Italian Government enacted legislation to stabilize the banking system and protect private savings, contemplating, among other things, the following:
•	subject to prior approval of the Bank of Italy, the Ministry of Economy and Finance may support the recapitalization of Italian banks by subscribing and guaranteeing share capital increases, provided that the relevant banks have in place a program to stabilize their financial condition with a minimal duration of at least 36 months;

•	the Ministry of Economy and Finance may provide a state guarantee on funds granted by the Bank of Italy to banks, including Italian banks and Italian branches of foreign banks, which require emergency liquidity;

•	in addition to the existing domestic bank deposit guarantee scheme, which is capped at Euro 103,000 for each deposit, the Ministry of Economy and Finance may guarantee in full all Italian bank deposits for a period of 36 months;

•	subject to prior approval of the Bank of Italy and only until December 31, 2009, the Ministry of Economy and Finance may provide state guarantees, at market price conditions, on Italian banks’ medium term liabilities (up to five years), as long as they relate to financing transactions occurred before the entry into force of such law decree;

•	subject to prior approval of the Bank of Italy and only until December 31, 2009, the Ministry of Economy and Finance may enter into swap agreements in order to exchange financial instruments issued or possessed by Italian banks for government-issued securities; and

•	subject to prior approval of the Bank of Italy and only until December 31, 2009, the Ministry of Economy and Finance may provide a state guarantee, at market price conditions, in favor of Italian entities which obtained securities on a temporary basis in order to conduct refinancing transactions within the Eurosystem.
               The Bank of Italy periodically conducts stress tests to assess the banking system’s ability to operate in adverse situations. The test conducted in May of 2010 for the whole Italian banking system analyzed the evolution of credit quality in the two years 2010-11 assuming worsened macroeconomic conditions (the adverse scenario hypothesizes that the Italian economy is hit by shocks to world trade that hold down exports; further, the risk premium on the interbank market increases with a tightening of credit supply policies, leading to a weakening of domestic demand; the macroeconomic effects are amplified by an increase in precautionary saving, exacerbating the decline in household spending; real GDP growth in the two years 2010-11 is lower by a total of 3 percentage points than the forecasts compiled by Consensus Economics). The stress tests showed that capital ratios of all the financial intermediary groups considered would remain well above the regulatory minimal requirements.
               See also “The Italian Economy — Measures to Address the 2007-2010 Financial and Economic Crisis.”
Credit Allocation
               The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.
               During 2008, lending activity decreased to -0.7 per cent, from a 5.8 per cent growth in 2008. This reflected demand factors linked to the slump in economic activity, the reduction in investment and the weakness of the real estate market, as well as supply factors..
Exchange Controls
               Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of

Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.
               Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties. In recent years, Italy allowed illegal holdings of foreign assets to be disclosed against payment of a (less burdensome) fine; this is commonly known as Tax Schield (Scudo Fiscale).

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
               Italy is fully integrated into the European and world economies, with both imports and exports in 2009 equal to 26.5 per cent of real GDP. Since the trade surplus recorded in 2003, Italy has recorded trade deficits. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. In 2009, Italy’s trade balance decreased from a deficit of €13 billion, or 1 per cent of real GDP, in 2008 to a deficit of €5.3 billion, or 0.4 per cent of real GDP. This deficit decrease was mainly due to a greater slowdown in imports, which decreased by 22 per cent, than in exports, which decreased by 21 per cent, resulting from the global economic crisis.
               The following table illustrates Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob.” Import amounts include all costs, insurance and freight, frequently referred to as “cif.” A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, also the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is included.
Foreign Trade

	2007	2008	2009
	(euro in millions)
Exports (fob)
Agriculture, forestry and fishing	4,992	5,354	4,555
Extractive industries	1,312	1,707	1,061
Manufactured products	348,383	350,599	277,091
Food, beverage and tobacco products	19,166	20,907	19,967
Textiles, leather products, clothing, accessories	42,308	40,912	33,127
Wood, wood products, paper, printing	7,341	7,136	6,167
Coke and refined oil products	13,142	15,440	9,389
Chemical substances and products	22,341	22,217	17,858
Pharmaceutical, chemical-medical, botanical products	11,986	11,938	12,281
Rubber, plastic, non-metallic mineral products	23,279	22,435	18,143
Base metal, metal (non-machine) products	44,465	45,342	32,239
Electrical equipment	12,396	11,355	9,591
Machines and other non-classified products	21,780	21,839	17,183
Transportation means	68,776	71,024	55,035
Products from other manufacturing activities	39,962	39,422	29,525
of which: furniture	21,441	20,633	16,586
Electrical energy, gas, steam, air conditioning	113	366	437
Products from waste treatment and recycling	1,115	1,134	856

Other products	8,829	9,856	7,548

Total exports	364,744	369,016	291,549

Imports (cif)
Agriculture, forestry and fishing	10,409	10,874	9,609

	2007	2008	2009
Extractive industries	54,252	68,882	44,865
Manufactured products	295,226	287,887	230,432
Food, beverage and tobacco products	23,495	24,343	22,601
Textiles, leather products, clothing, accessories	25,524	24,718	21,846
Wood, wood products, paper, printing	10,810	9,897	7,941
Coke and refined oil products	6,941	8,442	5,751
Chemical substances and products	33,431	32,196	25,788
Pharmaceutical, chemical-medical, botanical products	14,288	14,666	16,254
Rubber, plastic, non-metallic mineral products	11,305	10,999	9,365
Base metal, metal (non-machine) products	47,399	44,407	24,758
Electrical equipment	25,687	24,648	22,667
Machines and other non-classified products	12,491	12,689	10,451
Transportation means	27,122	26,806	18,909
Products from other manufacturing activities	46,767	44,316	35,176
of which: furniture	9,967	9,762	8,885
Electrical energy, gas, steam, air conditioning	1,918	1,831	1,546
Products from waste treatment and recycling	2,170	2,284	2,864
Other products	3,617	4,056	2,053
Agriculture, forestry and fishing	7,667	8,067	7,102

Total imports	373,340	382,250	296,926

Trade balance	(8,596)	(13,034)	(5,377)

Source:	Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
Due to a change of classification, we are also providing the table used in the Annual Report for 2008.

	2004	2005	2006	2007	2008
	(euro in millions)
Exports (fob)
Agriculture, forestry and fishing	3,805	4,130	4,408	4,984	5,272
Extractive industries	776	1,003	1,090	1,324	1,734
Manufactured products	273,846	288,253	319,771	350,946	354,080
Food, beverage and tobacco products	15,689	16,497	17,876	19,212	20,899
Textiles, leather products and clothing	39,053	38,857	41,323	42,921	41,574
Wood and wood products	1,381	1,364	1,506	1,684	1,559
Paper, printing and publishing	6,203	6,399	6,696	7,056	7,141
Refined oil products	6,282	9,772	11,283	13,160	15,328
Chemical and pharmaceutical products	27,442	30,278	32,708	34,385	34,398
Rubber and plastic products	10,698	11,207	12,167	13,163	12,809
Non-metallic minerals and mineral products	9,042	8,874	9,543	9,933	9,501
Metals and metal products	27,387	30,195	37,888	43,697	44,726
Mechanic products and machinery	57,801	59,690	66,963	75,639	77,513
Electric and precision machinery	25,872	27,571	29,942	31,602	30,942
Transport equipment	31,734	32,433	35,579	41,144	41,155
Other manufactured products	15,262	15,118	16,297	17,352	16,535
Energy, gas and water production	58	63	155	113	344
Other	5,929	6,475	6,588	7,377	8,448

Total exports	284,412	299,923	332,013	364,744	369,879

Imports (cif)
Agriculture, forestry and fishing	9,272	9,321	9,946	10,389	10,732
Extractive industries	31,611	43,693	55,071	54,265	68,662
Manufactured products	235,869	247,228	277,546	299,819	292,348
Food, beverage and tobacco products	19,594	20,569	22,234	23,598	24,306
Textiles, leather products and clothing	20,683	21,849	24,869	25,700	24,962

	2004	2005	2006	2007	2008
	(euro in millions)
Wood and wood products	3,507	3,578	4,074	4,374	3,719
Paper, printing and publishing	6,375	6,664	7,036	7,570	7,324
Refined oil products	4,747	5,593	6,875	6,955	8,405
Chemical and pharmaceutical products	38,664	41,142	45,138	48,153	47,369
Rubber and plastic products	6,022	6,353	6,994	7,597	7,382
Non-metallic minerals and mineral products	3,033	3,182	3,407	3,730	3,635
Metals and metal products	29,706	31,938	43,492	50,039	47,748
Mechanic products and machinery	21,180	21,690	23,703	27,390	27,144
Electric and precision machinery	37,397	38,389	40,594	40,711	39,891
Transport equipment	40,303	41,149	43,396	47,539	44,160
Other manufactured products	4,658	5,133	5,734	6,464	6,303
Energy, gas and water production	1,797	2,175	2,178	2,170	2,251
Other	7,084	6,875	7,723	6,697	7,613

Total imports	285,633	309,292	352,465	373,340	381,606

Trade balance	(1,221)	(9,369)	(20,452)	(8,596)	(11,727)

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
               The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, paper, printing and publishing products, wood and wood products, metals and metal products, electric and precision machinery and transport equipment.
               Of all the major European countries, Italy is one of the most heavily dependent on import of energy. Italy’s trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports. In 2009, Italy’s production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented 15.5 per cent of the national energy consumption; the remaining 84.5 per cent was represented by imports, mainly of oil and natural gas.
               In 2009, the decrease in exports affected all sectors, in particular mechanical and metal products; other areas such as textile, clothing, leather, furniture and wood product sectors were heavily affected. The decrease in the volume of exports was principally due to a decrease in exports to EU countries, particularly Germany. The volume of exports to EMU Member States, the United States and China decreased by 19.6 per cent, 27.7 per cent and 2.9 per cent, respectively, while the volume of exports to Russia decreased by 39.8 per cent.
               During 2009, imports of goods and services in real terms decreased by 14.5 per cent (-15.5 per cent for goods), driven by decreases in investments, which affected the import of all goods, with the exception of pharmaceutical, chemical and botanical products, and products from waste and recycling. At nominal values, Italy’s imports decreased sharply, with the largest reduction being in imports from Japan (-28.3 per cent).
               In 2009, Italy’s share of the world imports and exports decreased to 3.2 per cent, from 3.3 per cent in 2008.
Geographic Distribution of Trade
               As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries.

During the past several years, the EU countries have made significant progress in reducing non-tariff barriers, such as technical standards and other administrative barriers, to trade amongst themselves, and Italy has incorporated into national law most of the EU directives on trade and other matters. With the accession of ten new members in 2004, and two new members in 2007, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following tables show the distribution of Italy’s trade for the periods indicated.
Distribution of Trade (cif-fob) — Exports

	2008	2009
	(euro in millions)
Exports (fob)
Total EU (27 members)	217,210	167,028
of which
EMU (16 members)	163,485	127,800
of which
Austria	8,800	6,866
Belgium	9,931	8,133
France	41,459	33,818
Germany	47,110	36,827
Netherlands	8,678	7,087
Spain	24,123	16,608
Poland	9,774	7,908
United Kingdom	19,327	14,968
China	6,432	6,635
Japan	4,251	3,717
OPEC countries	21,380	17,842
Russia	10,468	6,441
Switzerland	14,425	13,570
Turkey	7,502	5,654
United States	23,028	17,110
Other	64,320	92,031

Total	369,016	290,800

Source:	ISTAT.
Due to a change of classification (EMU), we are also providing the table used in the Annual Report for 2008.

	2004	2005	2006	2007	2008
	(euro in millions)
Exports (fob)
Total EU (27 members)	175,947	183,661	203,069	222,173	213,918
of which
EMU (15 members)	132,751	138,590	152,699	166,037	159,199
of which
Austria	6,988	7,422	8,251	8,845	8,567
Belgium	7,117	8,060	9,558	10,751	9,854
France	35,230	36,845	39,121	41,991	40,957
Germany	38,761	39,493	43,936	47,254	46,645
Netherlands	6,701	7,274	7,986	8,658	8,560
Spain	20,727	22,466	24,471	27,369	23,898
Poland	5,151	5,637	7,132	8,943	9,589

	2004	2005	2006	2007	2008
	(euro in millions)
United Kingdom	20,153	19,703	20,171	21,241	19,234
China	4,448	4,603	5,686	6,290	6,444
Japan	4,333	4,537	4,483	4,312	4,258
OPEC countries	11,028	12,126	14,273	17,694	21,353
Russia	4,963	6,075	7,625	9,560	10,470
Switzerland	11,767	11,648	12,623	13,297	14,483
Turkey	5,687	6,167	6,760	7,192	7,496
United States	22,368	23,960	24,541	24,254	23,038
Other	43,872	47,146	52,953	59,972	64,346

Total	284,413	299,923	332,013	364,744	365,806

Source:	ISTAT.
Distribution of Trade (cif-fob) - Imports

	2008	2009
	(euro in millions)
Imports (fob)
Total EU (27 members)	208,784	169.323
of which
EMU (16 members)	169,738	136,304
of which
Austria	8,999	6,894
Belgium	14,201	12,075
France	32,873	26,145
Germany	61,186	49,348
Netherlands	20,519	16,674
Spain	16,633	12,775
Poland	6,708	6,727
United Kingdom	11,897	9,631
China	23,606	19,265
Japan	5,018	3,896
OPEC countries	42,679	24,868
Russia	16,089	12,142
Switzerland	11,256	10,433
Turkey	5,583	4,423
United States	13,440	10,657
Other	57,532	42,029

Total	382,050	295,855

Source:	ISTAT.
Due to a change of classification (EMU), we are also providing the table used in the Annual Report for 2008.

	2004	2005	2006	2007	2008
	(euro in millions)
Imports (cif)
Total EU (27 members)	177,575	183,847	202,859	215,453	203,976
of which
EMU (15 members)	144,796	148,816	163,700	173,231	163,148
of which
Austria	7,803	7,790	9,232	9,376	8,552
Belgium	12,738	13,800	14,863	15,998	14,354
France	31,278	30,849	32,739	34,048	32,307

	2004	2005	2006	2007	2008
	(euro in millions)
Germany	51,319	53,646	59,104	63,721	60,351
Netherlands	16,862	17,483	19,729	20,596	20,208
Spain	13,317	13,158	15,010	16,201	14,791
Poland	3,565	4,160	5,600	6,411	6,784
United Kingdom	12,294	12,477	12,633	12,526	11,368
China	11,828	14,135	17,911	21,689	23,600
Japan	5,520	4,977	5,441	5,347	5,022
OPEC countries	19,339	27,291	33,943	34,089	42,617
Russia	9,716	11,704	13,592	14,609	16,085
Switzerland	9,337	9,271	10,330	11,063	11,262
Turkey	3,971	4,364	5,410	5,340	5,585
United States	9,991	10,719	10,710	10,907	11,798
Other	38,357	42,984	52,269	54,843	57,339

Total	285,634	309,292	352,465	373,340	377,284

Source:	ISTAT.
               As in the previous year, during 2009 over half of Italian trade was with other European Union members, with approximately 57.2 per cent of Italian exports and 53.9 per cent of imports attributable to trade with European Union partners. However, Italian exports to EU countries have decreased more than exports to non-EU countries and imports from EU countries have decreased less than imports from non-EU countries. Germany remains Italy’s single most important trade partner and in 2009 supplied 16.7 per cent of Italian imports and purchased 12.7 per cent of Italian exports.
               During the 2006-2009 period, Italy recorded a positive trade balance with the rest of the EU area. In 2009, Italy’s trade surplus with EU countries decreased to €2.3 billion, from €9.9 billion recorded in 2008. This result was due to a large decrease in exports to other EU Member States, the effects of which were only partially offset by a decrease in imports to those countries. The surplus with Spain shrank for the second successive year, principally due to the abrupt drop in exports of refined petroleum products and of machinery and equipment. The surplus with France also decreased, reflecting the decline in the surplus of machinery and equipment. Italy’s smaller demand for capital and intermediate goods, particularly for transport equipment, machinery and equipment, and chemical products, reduced the deficit with Germany from €14 billion in 2008 to €12.5 billion in 2009. In 2008, Italy had already recorded a significant decrease in imports from Germany, France, Belgium, Spain and the United Kingdom.
               Italy’s trade deficit with non-EU countries of €21.6 billion recorded in 2008 developed into a €36.5 billion surplus in 2009. This result was driven by a significant reduction of the trade deficit with the OPEC countries and China (from €21.3 billion and €17.2 billion, respectively, in 2008 to €7.0 billion and €12.6 billion, respectively, in 2009), partially offset by a decrease in trade surplus with the United States (from €11.3 billion in 2008 to €7.6 billion in 2009). The steep rise in oil prices in the early part of 2008 had widened the trade deficit with OPEC countries, which decreased in 2009 because of the fall in oil prices, notwithstanding the depreciation of the euro. The reduction in Italian demand for intermediate and capital goods caused a 18 per cent fall in imports from China, Italy’s third-ranking supplier after Germany and France. By contrast, Italian exports to China, led by sales of machinery and equipment, rose by 3.1 per cent, reducing the bilateral deficit. Italy’s trade surplus with the United States continued to decrease as a result of the fall in exports, particularly of such traditional Italian goods as textiles, clothing, footwear and furniture and in the machinery and equipment sector, was much more pronounced than that in imports, despite the appreciation of the dollar during the year as a whole.
Balance of Payments
               The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.
               The following table illustrates the balance of payments of Italy for the periods indicated.
Balance of Payments

	2006	2007	2008	2009
	(euro in millions)
Current Account	(38,346)	(37,712)	(56,835)	(49,361)
Goods	(10,203)	3,204	(2,129)	1,748
Exports	332,760	365,559	369,745	292,337
Imports	342,963	362,355	371,874	290,589
Services	(1,272)	(7,115)	(9,639)	(11,067)
Exports	78,736	81,772	79,423	70,139
Imports	80,008	88,887	89,063	81,206
Income	(13,573)	(19,586)	(29,393)	(26,744)
Inflows	57,477	64,086	68,265	45,850
Outflows	71,050	83,672	97,658	72,594
Transfers	(13,298)	(14,216)	(15,673)	(13,299)
EU Institutions	(8,144)	(8,433)	(9,905)	(6,980)
Capital Account	1,826	2,261	834	624
Intangible assets	(100)	(69)	(13)	(57)
Transfers	1,926	2,329	847	681
EU Institutions	3,784	3,263	2,223	1,627
Financial Account	25,404	26,212	49,613	17,147
Direct investment	(2,254)	(36,953)	(18,305)	(9,634)
Abroad	(33,532)	(66,326)	(29,928)	(31,612)
In Italy	31,278	29,373	11,623	21,978
Portfolio investment	44,342	18,106	118,459	24,864
Assets	(50,130)	(656)	76,662	(36,342)
Liabilities	94,472	18,762	41,797	61,206
Financial Derivatives	(416)	385	6,788	11,097
Other investment	(16,711)	46,198	(51,755)	(9,260)
Change in official reserves	443	(1,524)	(5,574)	80
Errors and omissions	11,116	9,241	6,388	31,591

Source:	Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.

Current Account
               Italy had a current account surplus in each year from 1992 to 1999. Following decreases in the current account surplus from 1997 to 1999, Italy has registered a current account deficit since 2000, which increased steadily until 2008. After deteriorating sharply in 2008, in 2009 the deficit on Italy’s external current account decreased from €56.8 billion recorded in 2008 to €49.4 billion in 2009 and from 3.6 per cent of GDP in 2008 to 3.2 per cent of GDP in 2009. Most of the improvement came from fob-fob trade, which generated a surplus due to the large reduction in the energy deficit, which more than offset the decline in the surplus on manufactures.
               Visible Trade. Italy recorded a trade deficit in 2008 and 2009. The fob-fob trade surplus was €1.7 billion in 2009, compared to a €2.1 billion deficit in 2008. By contrast, the deficit in services increased from €9.6 billion in 2008 to €11.1 billion in 2009: the global recession had a visible impact on travel, the only item of the current account usually in surplus, which caused the steep fall in spending by foreigners in Italy, whereas the decrease in spending by Italians abroad was moderate. The reduction in interest rates and the decline in the net external debtor position helped to contain the deficit on income, which was €26.7 billion in 2009, compared to €29.4 billion in 2008. Smaller net contributions to the European Union, included in current transfers, were reflected in the improvement in the balance on current account. See also above “ — Geographic Distribution of Trade.”
               Invisible Trade. The deficit on services rose to €11.1 billion in 2009 as a result of a reduction in the surplus on travel and the increased deficit in other business services. The international economic crisis had a greater impact on foreigners’ spending in Italy than on Italians’ spending abroad. Spending in Italy by EU visitors (nearly two thirds of the total) decreased by 9.5 per cent. The reduction in spending by visitors from non-EU countries was smaller (2.9 per cent). Italians’ personal spending abroad was unchanged, while their spending abroad on business trips decreased. The deficit in other business services increased to €9 billion as exports fell more rapidly than imports. A large decline (€6.9 billion) in credits and debits for transport services derived from a sharp decrease in trade in goods and freight rates. According to the Bank of Italy’s annual survey of international goods transport, freight rates fell by an average of about 15 per cent in 2009; after two years of worsening, the deficit decreased by €1.1 billion. However, there was a larger deficit on passenger traffic by air, the main means of arrival in and departure from Italy. Inflows fell by nearly 40 per cent, while outflows did not change substantially.
               Income. The deficit on income, largely due to investment income, decreased from €29.4 billion in 2008 to €26.7 billion in 2009. The improvement derived from income on other investment (mainly loans and deposits) on which the deficit decreased, as a result of the fall in interest rates and lower net external liabilities of resident banks reducing their leverage. The deficit on income from direct investment recorded a deficit of €9.6 billion in 2009, compared to €18.3 billion in 2008. The surplus on portfolio investment was €24.9 billion, from €118.5 in 2008.
               Current Transfers. The deficit recorded in current transfers fell from €15.7 billion in 2008 to €13.3 billion in 2009, reflecting the decrease from €9.9 billion in 2008 to €7 billion in 2009 of the deficit vis-à-vis the EU institutions. After a decade of rapid expansion, the growth in the deficit on workers’ remittances stabilized itself (€6.5 billion in 2009, against €6.2 billion in 2008).

Capital Account
               The decrease in Italy’s capital account, which accounts for transactions in intangible assets, recorded in 2009, was mainly due to the decrease in current transfers surplus from €0.8 billion in 2007 to €0.7 billion.
Financial Account and the Net External Position
               In 2009, the financial account surplus decreased to €17.1 billion from €49.6 billion in recorded 2008, mainly as a result of a substantial decrease in portfolio investment surplus from €118.5 billion recorded in 2008 to €24.9 billion in 2009, a reduction of direct investment deficit from €18.3 billion recorded in 2008 to €9.6 billion in 2009, and a decrease in the deficit in other investments from €51.8 billion recorded in 2008 to €9.3 in 2009.
               Application of a new accounting methodology required by the European Central Bank (ECB Guidelines of 16 July 2004 and 31 May 2007) has caused important changes to the previously published data on net external liabilities. Accordingly, net external liabilities at the end of 2008 rose from 12.5 to 21.5 per cent of GDP. The financial account figures have been revised accordingly and Italy’s year-end net external debt decreased from €336.5 billion (21.5 of nominal GDP) in 2008 to €294.4 billion, or 19.3 per cent of nominal GDP, in 2009. Valuation adjustments, mainly due to the accounting treatment of funds covered by the foreign assets disclosure scheme commonly known as Tax Schield (Scudo Fiscale) for flows and assets, exceeded the increase of €17.1 billion in net borrowing recorded in the financial account. The foreign assets disclosure requirements will cause adjustments in the net international investment position when the data for 2010 will be available as a consequence of the emergence of previously unreported holdings of foreign assets from before 31 December 2008.
               Direct Investment. Global flows of direct investment fell drastically again in 2009 and the decrease, of over 40 per cent, mainly involved the advanced economies. Italy, whose average flows are small relative to the size of its economy, did not contribute to the reduction: in 2009, net direct investment outflows decreased to €9.6 billion from €18.3 billion in 2008. This was due to an increase of foreign investment in Italy, from €11.6 billion in 2008 to €31.6 billion in 2009, only partially offset by an increase of investment abroad by Italian residents, from €29.9 billion in 2008 to €31.6 billion in 2009.
               The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.
Direct Investment by Country(1)

	2006	2007	2008	2009
	(euro in millions)
Direct investment abroad
Netherlands	68,175	80,221	87,172	98,822
Luxembourg	17,178	17,848	18,313	17,519
United States	19,824	18,741	22,449	22,739
United Kingdom	18,859	17,817	14,428	18,414
France	22,447	24,084	24,163	25,453
Switzerland	8,661	8,769	9,580	9,773
Germany	13,758	15,131	15,018	15,232
Spain	9,374	36,334	35,777	42,065
Brazil	4,285	4,852	3,973	4,503

	2006	2007	2008	2009
	(euro in millions)
Belgium	4,747	5,057	7,872	10,135
Argentina	1,752	1,570	1,531	1,447
Sweden	825	785	638	738
Other	42,324	47,126	49,993	54,571

Total	232,209	278,335	290,907	321,411

Direct investment in Italy
Netherlands	41,217	49,457	57,578	67,431
Luxembourg	21,185	21,799	24,527	26,879
United States	19,602	20,204	18,390	19,550
United Kingdom	23,120	24,304	25,047	27,322
France	28,114	30,196	32,005	25,453
Switzerland	17,796	17,942	18,008	19,318
Germany	8,549	7,485	7,124	7,785
Spain	8,929	12,304	12,786	15,208
Brazil	243	255	409	423
Belgium	1,786	4,935	4,807	4,982
Argentina	219	225	227	237
Sweden	2,682	2,781	2,841	2,913
Other	18,117	22,416	25,435	37,678

Total	191,559	214,303	229,184	255,179

(1)	Does not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source:	Annual Reports of the Bank of Italy.
               Portfolio Investment and Financial Derivatives. Portfolio investment decreased from a net surplus of €118.5 billion in 2008 to a net surplus of €24.9 billion in 2009. The financial crisis in 2008 set off a “flight to quality”, boosting investors’ demand for government securities of major countries, including Italy, and leading to the repatriation of capital invested abroad in riskier assets. These factors led to an exceptionally large capital inflow of €118.5 billion in 2008. In 2009 the inflow was smaller (€24.9 billion). The improvement in the economic outlook in the second half of the year and the stabilization of the international financial markets modified investors’ preferences, prompted Italians to make net purchases in 2009 of €11.3 billion of foreign equities and investment funds, compared to net sales of €90 billion in 2008. There were also net purchases of Italian securities by non-residents which amounted to €14.8 billion in 2009, compared to net disposals of €19.6 billion in 2008. Foreign investment in Italian debt securities decreased. Purchases of government securities were generally unchanged, while sales of debt securities issued by the banking sector increased considerably. Since the summer of 2007, non-residents had progressively reduced their purchases of securities issued by Italian banks, which fell to €8.3 billion in 2008 from an average of €34.3 billion in the previous three years; in 2009, net sales of bank bonds by non-residents amounted to €10.6 billion.
               Other Investment and Official Reserves. Other investment relating to the non-bank sector registered a net outflow of €6.9 billion, compared with €33.3 billion in 2008. In the fourth quarter of 2009, this item of the balance of payments included approximately €35 billion deriving from sales of foreign assets reported pursuant to the foreign assets disclosure scheme. The inflows of capital under the scheme derive largely from deposit accounts (€33.7 billion) and caused a reduction in the external assets of the non-bank sector. Of the total of €95 billion of assets disclosed until the end of 2009, the amount included under other investment refers to the foreign assets that were sold; the remaining €60 billion of foreign assets, disclosed but not sold, are not subject to entry in the balance of payments. For the banking sector, there were net outflows of €2.4 billion in respect of a considerably smaller volume of foreign lending (€38.9 billion) and fund-raising (€41.3 billion).
               Errors and Omissions. Balancing an overall deficit of €48.7 billion on the current and capital accounts and net outflows of €17.1 billion on the financial account, errors and omissions amounted to €31.6 billion. The system of gathering and compiling the statistics of the Italian balance of payments is undergoing radical change in view of the discontinuance of information inputs from bank reports, which are especially important for services and for a good part of the financial account. The new system is based mainly on sample surveys of firms and administrative data, as well as “security-by-security” data provided by depositary banks. Assets and liabilities vis-à-vis non-residents were revised in 2009 to take account of the new data on portfolio investment. In 2010 the statistics will be revised to incorporate the new information on direct investment, services and other investment. The large amount entered under errors and omissions in 2009 reflects recording problems that typically arise during a transition. Significant revisions are possible until the new system is fully phased in. Italy’s net external debt decreased in 2008 and 2009 to 21.5 to 19.3 per cent of GDP, respectively, as a consequence of valuation adjustments.
Reserves and Exchange Rates
               On January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency. At that time, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. Prior to 1999, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.
               The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.
US Dollar/Euro Exchange Rate

		Yearly Average
Period	Period End	Rate(1)	High	Low
		(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1789	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3507	1.1667
2006	1.317	1.2630	1.3331	1.1826
2007	1.4721	1.3797	1.4874	1.2893
2008	1.3917	1.4726	1.599	1.246
2009	1.4406	1.3963	1.5074	1.2591
2010	1.3362	1.3257	1.4563	1.1942

(1)	Average of the reference rates for the last business day of each month in the period.

Source:	European Central Bank.

               The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.
Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2006	2007	2008	2009
Japanese Yen	146.81	162.11	151.53	130.63
British Pound	0.6819	0.6873	0.8026	0.8810
Swiss Franc	1.5768	1.6459	1.5786	1.5076
Norwegian Kroner	8.0420	8.0075	8.2858	8.6892
Czech Koruna	28.266	27.733	25.039	26.495

(1)	Average of the reference rates for the last business day of each month in the period.

Source:	European Central Bank.
               In 2009, official reserves increased to €92.2 billion from €75.6 billion in 2008. As at the end of 2009, the contribution of the Bank of Italy to the reserves of the European Central Bank was stable at approximately €7.2 billion, as at the end of 2008.
               The following table illustrates the official reserves of Italy as at the end of each of the periods indicated.
Official Reserves

	2006	2007	2008	2009
	(euro in billions)
Gold	38.1	44.8	49.0	60.4
Special Drawing Rights	0.2	0.2	0.2	6.5
Total position with IMF	0.7	0.5	1.1	1.3
Net foreign exchange	18.5	18.6	25.4	24.0

Total reserves	57.5	64.1	75.6	92.2

Source:	Annual Reports of the Bank of Italy.

PUBLIC FINANCE
The Budget Process
               The Government’s fiscal year is the calendar year.
               The budget process of the Italian government was recently reformed. Until 2008, the budget process began in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance (“MEF”), requested each Ministry and government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities reported to the Ministry of Economy and Finance in March their cash resources and needs for the following fiscal year. In June or July, the Ministry of Economy and Finance submitted to Parliament a planning document called the Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document set forth government programs, reforms and public finance targets for the next four to five years, describing the macroeconomic context of the current year and setting forth two sets of forecast general government revenues and expenditures. The first set assumed no change from current policy and the second set assumed the adoption of the programs contemplated in the Program Document. The Program Document was usually approved by Parliament by mid-August of each year. By September 30, the Ministry of Economy and Finance presented to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”), a document that included programs, reforms and public finance targets for the next calendar year. In the fourth quarter of each year, the Government submitted to Parliament its final budgetary package, which consisted of the Legge di Bilancio (“Budget Law”) and the Legge Finanziaria (“Annual Financial Law”). The Budget Law authorized general government revenues and expenditures for the upcoming year. The Annual Financial Law adopted legal and financial measures for the revenues and expenditures contemplated in the Budget Law (it allocated financial resources to government entities and could amend laws, including tax laws). In April or May of the following year, the government issued the Relazione Unificata sull’Economia e la Finanza Pubblica (Combined Report on the Economy and Public Finance, or “Combined Report”) that contained analyses of economic trends, the general government account and the government cash account for the previous year, and updated economic and financial forecasts.
               The new accounting and public finance law (Law No. 196 of 31 December 2009) changed the budgeting and financial planning process for the fiscal year 2009 and following years. The new planning process begins with the Public Finance Decision (“PFD”), which replaced the Program Document. The preparation of the PFD begins on July 15, when the guidelines for the allocation of budget objectives among the sub-sectors of the public administration are sent to the Parliament Conference for Public Finance Coordination and to Parliament. With the Conference’s opinion on such objectives, to be rendered by September 10, the draft PFD is sent to Parliament for approval by September 15. The PFD has a broader content than the Program Document, as it includes economic policy objectives, the framework for economic and financial forecasts, and the objectives for State administrations, local administrations and social security funds (the sub-sectors). Should the Government amend the objectives in the PFD, it may issue an update to the Public Finance Decision, which is subject to parliamentary approval like the PFD. The Annual Financial Law has been replaced by the Stability Law (the Annual Financial Law was already often referred to as Stability Law to reflect the EU requirement to include the accounts of the local administrations). The new Stability Law has a narrower scope as it essentially limited to the measures implementing the targets contemplated in the PFD. The Stability Law proposal and the Budget Law proposal are submitted to Parliament by October 15. The planning process ends on April 15 of the following year with the Report on Economic and Public Finance (“REF”), which replaces the Combined Report. In the event of a gap between actual and forecast figures, the REF will outline the corrective measures needed to confirm the previously set targets. The first REF will be presented in 2011, and will update the estimates in the PFD of September 2010; therefore, for 2010, the MEF has submitted to Parliament the Combined Report.
               These changes were adopted to bring closer the date of the presentation of the PFD with that of the presentation of the bills for the Budget Law and Stability Law. The timing change of the PFD from June/July to September allows the government to define the framework for the measures with more accuracy. The three-year budget planning initiated in 2008 is now required by law and provides the EU with assurances about Italy’s real and continuing intentions.
               The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and any divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Stability Law.
European Economic and Monetary Union
               Under the terms of the Maastricht Treaty, Member States participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:
•	a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission and the Council may consider an excess budget deficit resulting from a severe economic downturn to be exceptional if the excess results from a decrease in annual GDP or from an accumulated loss of output during a protracted period of very low annual GDP growth relative to its potential, taking into account all relevant factors including cyclical conditions, social and investment policies, fiscal consolidation efforts in “good times,” debt sustainability, public investment, the overall quality of public finances and the implementation of structural pension reforms (and their cost); and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.
               For information on Italy’s status under these covenants, see “Measures to Address the 2007-2010 Financial and Economic Crisis” and “Public Finance — The 2011-2013 Public Finance Decision.”

               Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.
               In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (“SGP”). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit below a reference value of 3 per cent of GDP.
               Under SGP regulations, Participating States are required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating Member States are required to submit revised convergence updates every year. These programs, which cover a three to four-year period, are required to set forth:
•	projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures), and the adjustment path towards this objective;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•	the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects;

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.
               Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:
•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.
               The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the Council will examine whether the

Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic “good times.” If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:
•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.
               This deposit may be increased in subsequent years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.
Accounting Methodology
               Italy has historically used two systems of accounting: state sector and public sector accounting. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to those entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of those entities. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.
               Transactions between state-owned joint stock companies and the Government are included in state sector accounting or public sector accounting only to the extent the Government is acting in its capacity as shareholder—for example through the receipt of dividends or the contribution of capital. See “— Government Enterprises.”
               Although Italy continues to use public sector and state sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.
               ESA 95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.
               In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis. In connection with the revisions to the national accounting system of December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain, component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the SEC prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.
Measures of Fiscal Balance
               Italy reports its fiscal balance using two principal methods:
•	Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.

•	Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.
               The table below shows selected public finance indicators for the periods indicated.
Selected Public Finance Indicators

	2006	2007	2008	2009
	(euro in millions, except percentages)
General government expenditure(1)	730,303	747,795	774,636	798,854
General government expenditure, as a percentage of GDP	49.2%	48.4%	49.3%	52.5%
General government revenues	680,991	724,570	732,061	718,054
General government revenues, as a percentage of GDP	45.8%	46.9%	46.6%	47.2%
Net borrowing	49,312	23,225	42,575	80,800
Net borrowing, as a percentage of GDP	3.3%	1.5%	2.7%	5.3%
Primary balance	19,266	53,990	378,356	(9,512)
Primary balance, as a percentage of GDP	1.3%	3.5%	2.5%	(0.6)%
Public debt	1,582,009	1,598,971	1,663,650	1,763,559
Public debt, as a percentage of GDP	106.5%	103.5%	106.3%	116.0%
GDP (nominal value)	1,485,377	1,544,915	1,567,851	1,520,870

(1)	Includes revenues from the divestiture of state-owned real estate (deducted from capital expenditures).

Source: Ministry of Economy and Finance; 2011-2013 Public Finance Decision; Bank of Italy; Eurostat.
               Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP to below the 3 per cent threshold set by the Maastricht Treaty in the late 1990s and the first years of this decade. Net borrowing was higher than the 3 per cent threshold each year from 2003 through 2006. In 2005, the EU Council started an excessive deficit procedure against Italy. Italy’s deficit decreased to 1.5 per cent in 2007 and, in July 2008, the EU Council terminated the excessive deficit procedure. In 2008, Italy’s net borrowing, as a percentage of GDP, increased to 2.7 per cent, mainly as a result of a significant increase in government expenditure and in 2009 it increased to 5.3 per cent (above the 3 per cent limit under the Maastricht Treaty) mainly as a result of the slowdown in growth of current revenues.
               Following ten years of decreasing public debt as a percentage of GDP, public debt increased in 2005 and amounted to 106.5 per cent in 2006. During 2007, the debt-to-GDP ratio decreased to 103.5, and subsequently increased to 106.3 per cent in 2008. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, an increase in the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Italian Government to address the global economic crisis of 2008. The ratio of Government debt-to-GDP was 116.0 per cent (as reported by Eurostat) in 2009, mainly due to a large decrease in GDP, and it is expected to increase in 2010, 2011 and 2012 before decreasing in 2013. The government’s forecast of the debt-to-GDP ratio shows an increase in 2010, followed by a decline in later periods. The debt-to-GDP ratio is forecast to be 118.5 at the end of 2010, 119.2 per cent at the end of 2011, 117.5 per cent at the end of 2012 and 115.2 at the end of 2013. Since 1999,

the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates.
               For more information, see “Public Finance — The 2011-2013 Public Finance Decision” and “Public Debt.”
Updates to the Stability and Growth Program and the 2010-2013 Program Document
               In February 2009, Italy presented the 2008 update to its Stability and Growth Program for the period 2007-2011 (“2008 Stability Program Update”) to the Council of the EU and the EU Commission. The 2008 Stability Program Update is based on the 2009-2013 Program Document, the RPP for 2009 presented to Parliament on September 23, 2008 and the Annual Financial Law approved in December 2008.
               In connection with the global crisis, as a result of the continuing deterioration of economic conditions of the Republic, the macroeconomic forecasts included in the 2009-2013 Program Document and the RPP for 2009 were significantly revised in the 2008 Stability Program Update and again in the 2010-2013 Program Document.
               The following table compares the principal finance indicators included in the 2007 update to the Stability and Growth Program (“2007 Stability Program Update”) and 2008 Stability Program Update.
Comparative Table
2007 Stability Program Update and 2008 Stability Program Update Targets

	2008	2009	2010	2011
Real GDP growth rate
2007 Stability Program Update	1.5	1.6	1.7	1.8
2008 Stability Program Update	(0.6)	(2.0)	0.3	1.0
Difference	(2.1)	(3.6)	(1.4)	(0.8)
Net Borrowing, as a % of GDP
2007 Stability Program Update	(2.2)	(1.5)	(0.7)	0.0
2008 Stability Program Update	(2.6)	(3.7)	(3.3)	(2.9)
Difference	0.4	2.2	2.6	2.9
Public Debt, as a % of GDP
2007 Stability Program Update	103.5	101.5	98.5	95.1
2008 Stability Program Update	105.9	110.5	112.0	111.6
Difference	2.4	9.0	13.3	16.5

Source: 2008 Stability Program Update.
               In the 2008 Stability Program Update, the Government attributed the differences between the estimates of the 2007 Stability Program Update and the 2008 Stability Program Update to higher than expected expenditures and the substantial downward revision of the GDP growth rate.
               On March 10, 2009, the Council of the EU issued an opinion setting forth, among others, the following considerations with regard to the achievement of the budgetary targets set forth in Italy’s 2008 Stability Program Update:
•	The Council identified the following key near-term challenges of the Republic and noted that, in light of the very high government debt and the associated interest burden, the Government’s response to these challenges must be carefully balanced with the need to avoid a substantial deterioration of public finances:
–	restoring business and consumer confidence;

–	ensuring access to credit, in particular for small and medium enterprises;

–	facilitating adjustment in the labor market to deal with rising unemployment; and

–	improving the conditions for productivity growth and enhanced cost competitiveness.
•	The achievement of the budget deficit targets throughout the program period might be hampered as economic growth could be lower than projected in the 2008 Stability Program Update. The Council noted that the shortfall in current revenue growth recorded by Italy, was due to the world economic slowdown and other factors, including: the take-up by employers in 2008 of cuts in payments with respect to workers on permanent contracts, the abolition of taxes on principal residential properties and the postponement to 2009 of some tax payment deadlines adopted with the economic recovery package at the end of 2008.

•	The evolution of the debt-to-GDP ratio from 2009 onwards may be less favourable than projected in the 2008 Stability Program Update. The debt-to-GDP ratio may increase further than estimated as a result, in part, of capital injections into the banking sector required to maintain stability in this sector.

•	Important structural weaknesses still hamper sustained productivity growth in Italy and weigh on its external competitive position, while the current composition of social spending is not supportive of adjustment in the labour market.

•	The overall conclusion of the Council’s opinion was that fiscal policy and the economic recovery package for 2009 adopted by the Italian Government were in line with the European Economic Recovery Plan (“EERP”) and could be regarded as adequate in view of the high debt-to-GDP ratio of the Republic.
In its opinion, the EU Council invited Italy to:
•	implement the planned fiscal policy for 2009 and carry out the adjustment path planned over the program period in order to set Italy’s debt-to-GDP on a steadily declining path and ensure the long-term sustainability of public finances;

•	continue the progress made to improve fiscal governance and the work on a new framework for fiscal federalism that ensures the accountability of local governments and underpins fiscal discipline; and

•	pursue efforts to improve the quality of public finances by focusing on spending efficiency and composition, by reallocating social expenditure to create a more comprehensive and uniform unemployment benefit system that ensures appropriate work incentives and effective activation policies, without compromising the fiscal consolidation process.
               In July 2009, the Government presented to Parliament its 2010-2013 Program Document, which it subsequently updated in September 2009. The 2010-2013 Program Document confirmed the Government’s commitment to achieve a stable economic environment, through convergence towards a balanced budget in structural terms and a gradual but constant reduction in the debt-to-GDP ratio, and long-term economic growth. In particular, consistent with the prior program document (presented in 2008), the 2010—2013 Program Document confirms the intention of the Government to implement several structural reforms aimed at stimulating productivity, reducing public debt and increasing the efficiency of the public administration, although the Government acknowledged that it would be necessary to wait until a period of relative economic stability was reached to implement those policies and reforms aimed at achieving medium- and long-term economic growth.
               In its Program Document the Government stated its commitment to invest in human capital and infrastructure. In particular, the Government is committed to reducing the overall cost of Italy’s public administration. Competitiveness and productivity will be increased through investments in innovation, modernization of Italy’s administrative system. The following remain the key areas of focus for the Government’s action:
•	Modernization of Italy’s administration: The Government plans to continue reducing the administrative burden on businesses and individuals by adopting additional measures, such as repealing obsolete laws and ineffective regulations, reorganizing government entities and offices and simplifying administrative requirements that private companies have to comply with in order to conduct their business. In general, the Government aims at reorganizing the public administration sector in order to increase its efficiency and the quality of its services, reduce costs and, as a result, promote the competitiveness of the national economy.

•	Fiscal federalism: The Government intends to fully implement article 119 of the Italian Constitution, which provides for fiscal federalism. In particular, the Government plans to introduce changes that will allow Regions and public local entities to generate tax revenue, that is directly attributable to their relevant geographic areas of competence, and to achieve a greater autonomy in tax management. In July 2009, law no. 42/2009 came into force introducing the framework for a comprehensive reform of fiscal federalism. For more information, see above under “Republic of Italy — Government and Political Parties — Regional and Local Governments.”

•	Infrastructure and innovation (energy sector): The Government plans to accelerate the implementation of its infrastructure program. In order to reduce the country’s energy-related deficit, the Government undertook steps to encourage the re-introduction of nuclear energy in Italy. In particular, in July 2009 a legal framework was adopted, setting out principles on the basis of which the Government must adopt legislative decrees to regulate, among others, the type of plants to be built, the disposal of radioactive waste, authorization procedures for the construction, management and shut-down of nuclear facilities and the criteria for the selection of suitable locations.

•	Privatizations: In the long term, the government plans to privatize companies it owns thereby reducing its debt, subject to the adoption of an adequate regulatory framework.
               As a result of the global economic crisis, the Program Document estimated a contraction of real GDP by 1.0 per cent in 2008 and forecast a further contraction by 4.8 per cent in 2009, followed by increases in the following years. For more information on the measures undertaken by the Government to address the economic crisis, see “The Italian Economy — Measures to Address the 2007-2010 Financial and Economic Crisis.”
               The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product assumptions underlying the Program Document. The inflation rate and unemployment rate assumptions are 0.9 per cent and 8.8 per cent, respectively.
2010-2013 Program Document Objectives

	2008	2009	2010	2011	2012	2013
GDP (% real growth rate)	(1.0)	(4.8)	0.7	2.0	2.0	2.0
Net borrowing, as a percentage of GDP	2.7	5.3	5.0	3.9	2.7	2.2
Primary balance, as a percentage of GDP	2.4	(0.5)	0.0	1.3	2.8	3.4
Interest expense, as a percentage of GDP	5.1	4.8	4.9	5.2	5.5	5.6
Public debt, as a percentage of GDP	105.7	115.1	117.3	116.9	115.1	112.7
Structural net borrowing (budget surplus), as a percentage of GDP	3.4	3.3	2.8	2.3	1.8	2.0

Source: Update to the 2010-2013 Program Document.
               The forecast contemplated in the 2008 Stability Program Update was revised in the Program Update of 2009 (the “2009 Stability Program Update”) published in January 2010. The forecast in the 2009 Stability Program Update reflects growing uncertainty due to the unfavorable economic scenario at the time. The real GDP growth rate expected in the 2009 Stability Program Update decreases by 4.8 per cent in 2009, compared to the 2.0 per cent decrease forecast in the 2008 Stability Program Update. The 2009 Stability Program Update also forecasts a decrease in net borrowing as a percentage of GDP by 5.3 per cent in 2009, compared to a 3.7 per cent decrease forecast in the 2008 Stability Program Update. In addition, Public debt as a percentage of GDP is expected to be 115.1 per cent in 2009, compared to 110.5 per cent forecast in the 2008 Stability Program Update, 116.9 per cent in 2010 compared to 112.0 forecast in the 2008 Stability Program Update, 116.5 per cent in 2011 compared to 111.6 per cent forecast in the 2008 Stability Program Update, and it is expected to decrease to 114.6 in 2012.
               The following table compares the main finance indicators included in the 2008 Stability Program Update and in the 2009 Stability Program Update.

	2008	2009	2010	2011
Real GDP growth rate
2008 Stability Program Update	(0.6)	(2.0)	0.3	1.0
2009 Stability Program Update	(1.0)	(4.8)	1.1	2.0
Difference	0.4	2.8	0.8	1.0
Net Borrowing, as a % of GDP
2008 Stability Program Update	(2.6)	(3.7)	(3.3)	(2.9)
2009 Stability Program Update	(2.7)	(5.3)	(5.0)	(3.9)
Difference	0.1	1.6	1.7	1.0
Public Debt, as a % of GDP
2008 Stability Program Update	105.9	110.5	112.0	111.6
2009 Stability Program Update	105.8	115.1	116.9	116.5
Difference	0.1	4.6	4.9	4.9

Source: 2009 Stability Program Update, published in January 2010.
The 2011-2013 Public Finance Decision
               In the second half of 2009, the EU started an excessive deficit procedure against various EU Member States including Italy; this made necessary a coordinated approach to exit strategies from excessive deficits, in accordance with the rules of the Stability and Growth Pact and the recommendations emerging from the excessive deficit procedure. In December 2009, the ECOFIN Council called on Italy to bring the nation’s deficit below 3.0 per cent of GDP by 2012, to implement the fiscal consolidation program introduced with the 2009-2011 budget package and confirmed by the 2010-2013 Economic and Financial Program Document, and to ensure an average annual deficit reduction equal to at least 0.5 percentage points of GDP for the 2010-2012 period. In response to the ECOFIN’s recommendations, the Italian Government confirmed its objective to reduce the net borrowing, also as a mid-term objective; the cyclically adjusted budget balance, net of one-off measures, is expected to fall by 0.5 percentage points in 2010 and by approximately 0.6 percentage points per year for 2011 and 2012, in line with the agreements made at the EU level.
               With the Public Finance Decision, the Government confirmed the commitments undertaken in the 2009 Stability Program Update and in the Combined Report on Economy and Public Finance for 2010 (of May 2010) and implemented Law Decree No. 78 of May 31, 2010 (converted into law by Law No. 122 of July 31, 2010) which anticipated the budgetary measures that would otherwise have been adopted in the fall. In particular, the Government adopted the following key measures:
•	Correction of Net Borrowing: The government’s revenue and spending measures establish a correction of net borrowing for the 2011-2013 three-year period. The reduction of the budget balance amounts to approximately €12 billion in 2011 and approximately €25 billion in each of the two following years. The government’s measures mainly impact the expenditures, whose reduction amounts to approximately €8.2 billion in 2011, €15.8 billion in 2012 and €18.2 billion in 2013. Other measures aim to enforce laws or stimulate the economy.

•	Revenues Increase: Revenues are expected to increase in an amount of approximately €26 billion over the 2011-2013 three-year period mainly due to measures aimed to prevent tax evasion. Other revenues are expected to decrease by approximately €6.0 billion during the same period mainly due to the reduction of the prepayments of personal income taxes for the years 2011 and 2012. The revenue increase is expected to be approximately €7.0 billion in 2011, €10.5 billion in 2012 and €8.6 billion in 2013. Most of this increase will be the result of a greater effort to prevent tax evasion that includes: the updating of criteria for summary assessments; the use of a set of indicators on income (‘redditometro’); the introduction of mandatory electronic invoicing for amounts equal to or over €3,000; the introduction of a withholding tax on building restructuring works that is tax deductible. Increases in tax revenues are also expected from the elimination of the subsidized taxation system for closed-end real estate funds, the traceability of cash transfers in excess of €5,000, and taxes owed by insurance companies. In the last case, a ceiling is introduced with regard to the variation in mandatory technical reserves subject to taxation for life insurance. The deferral of personal income tax advance payments for the 2011 and 2012 tax years is expected to cause a decrease in revenues amounting to approximately €2.3 billion in 2011, higher net revenues equal to approximately €1.7 billion in 2012 (coming from the combined effect of the higher deferred revenues from 2011 and the lower revenues for the shifting of the 2012 prepayment), and incremental revenues of approximately €0.6 billion in 2013.

•	Reduction of Government Expenditures: The measures regarding the central government are expected to reduce expenditures by approximately €29.8 billion for the 2011-2013 three-year period. During the same period, the measures relating to local administrations are expected to generate savings of approximately €27.2 billion; social security funds are expected to generate savings of approximately €5.2 billion. The measures impacting expenditures directly affect the operational costs of the general government, because of a 10 per cent reduction of financial resources allocated to each ministry for expenditures that can be reclassified.

•	Certain Stimulus Measures: In addition to the corrective measures described above, the decree requires regulations aimed at favoring competitiveness and economic development, such as tax breaks for the weaker areas of the nation and the option for firms from countries of the European Union that start up business ventures in Italy to choose the taxation system prevailing in any EU Member State as an alternative to the Italian taxation system.

•	Public Employee Compensation Freeze: The adopted measures also limit the expenditure for public-sector employment, providing for (i) a freeze of wages at the 2010 level of total compensation of individual employees for the 2011-2013 three-year period; (ii) a decrease in the number of public sector workers; freeze on career advancement; and (iii) a limit of wage increases arising from contract renewals.

•	Political Cost Reduction: The measures also include a reduction in the compensation of members of Parliament, Ministers and Undersecretaries, and the downsizing of the administrative structure of the constitutional bodies, including the Office of the Prime Minister, as well as the reduction of reimbursement of expenditures incurred by political parties in electoral campaigns.

•	Social Benefits Cost Reduction: In addition, there is a limitation of expenditures for social benefits including pensions, through changes to the requirements for qualifying for regular and early retirement pensions, with savings of up to approximately €2.6 billion by 2012 and up to approximately €3.6 billion in 2013.

•	Other Measures: The suspension of the tax and social security payments in 2010 for the areas of the Abruzzo region hit by the earthquake of 2009, and the refinancing of the international peace missions, have been covered with proceeds from the extension of the deadline for the repatriation of capital illegally held abroad, originally set at end 2009, and the introduction of a withholding tax on building restructuring works that is tax deductible.
               The Public Finance Decision of September 2010 adjusts the general Government account for the 2010-2013 period on the basis of the revised macroeconomic scenario and the effects of the revenue and spending measures that were approved before the summer. The new plan establishes a net borrowing level consistent with that agreed at the EU level and included in the latest stability program presented by Italy in January 2010. Compared to the estimates contained in the Combined Report, the new forecasts show an increase in the primary surplus equal to 0.1, 0.6 and 1.3 percentage points of GDP for the years 2010, 2011 and 2012 respectively, mainly due to the corrective measures. The comparison with the forecasts indicated in the Combined Report (and thus inclusive of the effects of the corrective measures approved after the presentation of the Combined Report) shows a slight GDP deterioration by 0.2 percentage points in both 2011 and 2012. The difference is due to a different macroeconomic scenario and to the revision in 2010 tax revenues. Although essentially confirming the forecast for 2010, the change in the mix of 2010 tax revenues, given constant growth assumptions, results in a reduction in tax revenue because of the different elasticity of its components. The most significant changes between the forecasts in the Combined Report, as supplemented by the effects of the corrective measures, and the forecasts in the Public Finance Decision, concern:
•	the interest expense, which falls significantly due to a lower assumed interest rates relative to that shown in the Combined Report; in 2012, the last year in which it is possible to make a comparison between the two sets of forecasts, projected interest expense decreases from 5.2 to 4.8 per cent of GDP;

•	other current expenses, which increase mostly due to higher tax credits for the scrapping of automotive vehicles in 2010 and conservatively projected for subsequent years;

•	expenses for employee compensation, which decrease based on monitoring results, which show more limited growth than that assumed at the time of the preparation of the Combined Report;

•	tax revenues, which decrease from the amounts forecast in the Combined Report based on the different macroeconomic framework and the results of monthly monitoring;

•	social contributions, which decrease from the amounts forecast in the Combined Report based on monthly monitoring, on regulations that limit the expense for employee compensation (especially in the public sector) and on a change in the trend of the underlying taxable income base;

•	other non-tax revenues, whose positive change is due to the recognition in the public accounts of higher revenues from dividends and income, gaming concessions, and interest income on loans granted, a substantial portion of which can be projected to subsequent years.
               In addition, Italy is participating in funding the loans relating to the three-year plan to provide financial support to Greece. The plan provides a total commitment of €14.7 billion from Italy based on its participation in the ECB system, from 2010 to 2013. As of December 31, 2010, Italy had funded an aggregate of approximately €4 billion of its commitment.
               The following table compares the principal finance indicators included in the Combined Report on Economy and Public Finance for 2010 of May 2010 and in the Public Finance Decision for 2011-2013 of September 2010.
Comparative Table
2010 Combined Report and Public Finance Decision

	2009	2010	2011	2012	2013
Real GDP growth rate
Combined Report	(5.0)	1.0	1.5	2.0	—
Public Finance Decision	(5.0)	1.2	1.3	2.0	2.0
Difference	0	0.2	0.2	0	N/A
Net Borrowing, as a % of GDP
Combined Report	(5.3)	(5.0)	(4.7)	(4.3)	—
Public Finance Decision	(5.3)	(5.0)	(3.9)	(2.7)	(2.2)
Difference	0	0	0.8	1.6	N/A
Public Debt, as a % of GDP
Combined Report	115.8	118.4	118.7	117.2	—
Public Finance Decision	115.9	118.5	119.2	117.5	115.2
Difference	0.1	0.1	0.5	0.3	N/A

Source: Public Finance Decision and 2010 Combined Report.
               The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product assumptions underlying the Program Document. The inflation rate and unemployment rate assumptions are 0.9 per cent and 8.8 per cent, respectively.

2010-2013 Public Finance Decision Objectives

	2009	2010	2011	2012	2013
GDP (% real growth rate)	(5.0)	1.2	1.3	2.0	2.0
Net borrowing, as a percentage of GDP	(5.3)	(5.0)	(3.9)	(2.7)	(2.2)
Primary balance, as a percentage of GDP	(0.6)	(0.3)	0.8	2.2	2.6
Interest expense, as a percentage of GDP	4.7	4.6	4.7	4.8	4.8
Public debt, as a percentage of GDP	115.9	118.5	119.2	117.5	115.2
Structural net borrowing (budget surplus), as a percentage of GDP	(3.8)	(3.4)	(2.5)	(1.9)	(2.0)

Source: 2011-2013 Public Finance Decision.
The 115.9 per cent debt to GDP ratio in the two tables above is slightly lower than the more recent 116.0 per cent ratio reported in this Annual Report because of the revised recording of certain swap transactions pursuant to new guidelines issued by Eurostat.
Revenues and Expenditures
               The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio. See “— Privatization Program.”
General Government Revenues and Expenditures

	2006(1)	2007	2008	2009
	(euro in millions, except percentages)
Expenditures
Compensation of employees	163,220	163,989	169,813	171,578
Intermediate consumption	77,667	81,016	86,241	92,718
Market purchases of social benefits in kind	41,336	41,860	42,768	44,481
Social benefits in cash	252,178	264,387	277,263	291,335
Subsidies to firms	13,070	14,872	15,053	15,103
Interest payments	68,578	77,126	81,161	71,288
Other	39,840	41,841	43,969	46,581
Total current expenditure	655,889	685,091	716,268	733,084
Gross fixed investment	34,786	35,796	34,602	37,040
Investment grants	22,471	25,133	22,154	24,445
Other	17,254	1,587	1,612	4,285
Total capital account expenditure	74,511	62,516	58,368	65,770
Total expenditure	730,400	747,607	774,636	798,854
as a percentage of GDP	49.2	48.4	49.4	52.5
Deficit on current account (surplus -)	(20,725)	(34,791)	(12,087)	31,129
Net borrowing	49,403	23,191	42,575	80,800
as a percentage of GDP	3.3	1.5	2.7	5.3

	2006(1)	2007	2008	2009
	(euro in millions, except percentages)
Revenues
Direct taxes	185,378	233,170	239,740	222,655
Indirect taxes	220,313	227,103	216,009	206,956
Actual Social security contributions	186,072	201,339	212,031	210,917
Imputed Social security contributions	3,619	3,920	3,880	4,086
Income from capital	9,700	9,862	9,928	8,943
Other	43,043	44,488	46,767	48,398
Total current revenue	676,614	719,882	728,355	701,955

Capital taxes	225	301	488	12,247
Other	4,158	4,233	3,218	3,852

Total capital revenue	4,383	4,534	3,706	16,099
Total revenue	680,997	724,416	732,061	718,054
as a percentage of GDP	45.8	46.9	46.7	41.2
Primary balance	19,175	53,935	38,586	(9,512)
as a percentage of GDP	1.3	3.5	2.5	(0.6)

Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
               General government expenditures rose by 3.1 per cent in 2009, compared to 3.6 per cent in 2008. The increase in total expenditures was mainly driven by the increase in expense for social benefits (including pensions).
               General government revenue decreased by 1.9 per cent in 2009 compared to an increase of 1.0 per cent in 2008. The decrease in government revenue during 2009 was partly attributable to a 4.2 per cent decrease in revenue from indirect taxes compared to a 4.8 per cent decrease in 2008, which was limited by the expiration of tax credits. The decrease in government revenue was mainly due to the decline in direct tax revenue, which fell by 7.1 per cent in 2009 compared to a 2.8 per cent increase in 2008, principally due to slower growth in taxable revenue generated by taxpayers due to the world economic crisis and by the una tantum reduction from income tax advance payment. For the same reasons, social benefit expenditure (including pension contributions) increased by 5.0 per cent in 2009, compared to an increase of 4.9 per cent in 2008.
               Italy recorded a current account deficit of approximately €31.1 billion in 2009 compared to €12.1 billion surplus in 2008. This was mainly due to a decrease in current revenues of approximately €26.4 billion in 2009, and an increase in current expenditure of approximately €16.8 billion in 2009.
Expenditures
               Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.
               Social Services. Social Services include expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”), provides similar services.
               Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. The following are the principal reforms to the Italian pension system since 1992:
•	Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.

•	In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual’s pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The Government, however, continues to provide welfare and disability pensions. Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.

•	In July 2004, Parliament enacted further legislation to reform Italy’s pension system. The reform, which took effect in 2008, raised the retirement age and increased minimum contribution periods required to qualify for early retirement pension and old-age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seeks additional pension benefits through contributions to private funds. The reform aims also at substantially delaying end-of-employment payments.
Key 2004 Pension Reforms

Requirement to Qualify for:
	Early Retirement Pension	Old-Age Pension
2004	(a) 57 years of age and 35 years of contributions; or	(a) 57 to 65 years of age and 5 years of contributions; or
	(b) 38 years of contributions, regardless of age	(b) 40 years of contributions, regardless of age

2005-2007	(a) 57 years of age and 35 years of contributions; or	Unchanged
(b) 38 years of contributions, regardless of age, increasing to 39 years of contributions in 2006 and 2007

2008-2009	(a) 60 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or

Requirement to Qualify for:
	Early Retirement Pension	Old-Age Pension
	(b) 40 years of contributions, regardless of age	(b) 60 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

2010-2013	(a) 61 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 61 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

From 2014	(a) 62 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 62 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age
•	In December 2007, Parliament enacted legislation that partially amended Italy’s pension system. In particular, this legislation provides for a gradual increase of minimum contribution periods required to qualify for early retirement pension. Under the new legislation, during the January 1, 2008 to June 30, 2009 period, workers were entitled to early retirement pension if they were at least 58 years of age and had 35 years of contributions. Following this period, the reform introduces a “quota mechanism” to qualify for early retirement pension. In accordance with this mechanism, workers qualify for early retirement if they reach (i) a certain age and (ii) a certain amount calculated by adding their age to the number of years for which they paid social contributions. The following table shows these requirements for workers, other than the self-employed, to qualify for early retirement pension.
Key 2007 Pension Reforms

	Requirement to Qualify for Early Retirement Pension:
	Minimum amount of (i) years of age
	plus (ii) years of contribution	Minimum years of age
From July 1, 2009 to December 31, 2009	95	59
2010	95	59
2011	96	60
2012	96	60
From 2013	97	61
•	In July 2009, Parliament adopted a law to equalize the pension age of men and women in the public sector. The law gradually raises the pension age of women employed in the public sector from 60 to 65. From 2010, the pension age of women employees will increase to 61, and then it will increase by one year every two years, until 2018 when the pension age of both men and women working for the public sector will be 65. Until the end of 2009, women will be able to retire at 60 and men at 65. The law also contemplates a revision every five years with effect from 2015 in the pension age of men and women in the public and private sectors, in order to reflect any increase in the average length of life expectancy as certified by ISTAT.

•	Law No. 78 of 2010 increased the age requirement for women working in the public sector from 60 in 2009 to 61 years for 2010-2011; the age requirement will then be raised to 65 years on January 1, 2012. With these changes, the retirement age for men and women working in the public sector will be the same (65) beginning in 2012. Law No. 78 also provides that once a person has become eligible for ordinary retirement by meeting the age requirement, the date for receiving the pension is deferred by 12 months for employees and 18 months for self-employed workers. In addition, Law No. 78 provides that early retirement is possible when (i) a person has made pension contributions for at least 40 years (without regard to the person’s age); (ii) when a person has made pension contributions for at least 35 years and is at least 60 year as old as of 2010, or 62 years old as of 2013 in the case of employees, or 61 years old as of 2010, or 63 years old as of 2013 in the case of self-employed workers. The age requirement is reduced by one year with respect to that indicated only if the worker has made contributions for at least 36 years. In any event, once the requirements for early retirement are met (including with contributions for at least 40 years), the date for receiving the pension is deferred by 12 months in the case of employees and 18 months in the case of self-employed workers. Finally, under Law No. 78, as of 2015, the age requirements to qualify for ordinary retirement, early retirement and social allowances will be adjusted every three years according to the change in life expectancy at the age of 65 as notified by ISTAT for the preceding three-year period.
               Cash expenditure for social services increased by approximately 5.1% in 2009, compared to a 4.8 per cent increase in 2008, as a result of 4.3% increase in pension expenditure, which represented 15.3 per cent of GDP in 2009 compared to 14.2 per cent in 2008. The increase in social services expense also resulted from an increase of approximately 8.4 per cent in expenditures for other social services (such as disability and unemployment benefits), compared to an approximately 8.5 per cent increase in 2008.
               Expenditures for public health and public education. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service managed principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments.
               Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.
               Compensation of public employees. Compensation of public employees increased by 1.0 per cent in 2009, compared to 3.6 per cent in 2008, reflecting the net increase of compensation increases granted by collective bargaining agreements for 2008 and 2009 to most of the non-management personnel and the cessation of overdue payments made in 2008. During 2009, wages and salaries in public healthcare amounted to 3.7 per cent of GDP, compared to 3.6 per cent in 2008, and decreased by approximately 0.1 per cent, compared to an increase of approximately 9.2 per cent recorded in 2008. Wages of public employees for the 2011-2013 three-year period have been frozen at the 2010 level of total compensation.
               Interest payments. Interest payments by the Government decreased by approximately €9.9 billion, or 12.2 per cent in 2009, after increasing by approximately €4.0 billion, or 5.2 per cent, in 2008. The ratio of interest payments to GDP was 5.2 per cent and

4.7 per cent in 2008 and 2009, respectively. The weighted average cost of debt, calculated as ratio of expenditure for interest payments to average amount of debt, decreased from 4.9 per cent in 2008 to 4.1 per cent in 2009, mainly due to an expansionary monetary policy environment and, until the fall, a decrease in the sovereign risk premium that investors demanded on Italian government debt. The average yield on 12-month BOTs decreased from 3.8 per cent in 2008 to 1.2 per cent in 2009. The average interest rate on ten-year BTPs decreased from 4.8 per cent in 2008 to 4.3 per cent in 2009. For more information on Italy’s public debt, see “Public Debt.”
               Other Expenditures. On April 6, 2009, an earthquake hit the province of L’Aquila, in the Abruzzo region, destroying buildings and infrastructure. The cost for the reconstruction and support of the economy in the areas affected by the earthquake in 2009 was approximately €1.0 billion and is estimated to be approximately €1.2 billion for 2010.
Revenues
               Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.
               VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.
               Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.
               Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.
               Italy’s fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, increased from 42.8 per cent in 2008 to 43.2 per cent in 2009, mainly as a result of a decrease in GDP greater than the decrease in revenues from taxes and social security contributions. In particular, while the tax burden remained unchanged in 2008 and 2009 at 29.1 per cent of GDP, social contributions increased from 13.8 per cent of GDP in 2008 to 14.1 per cent of GDP in 2009.
               The following table sets forth the composition of tax revenues for each of the periods indicated.

Composition of Tax Revenues(1)

	2006	2007	2008	2009
	(euro in millions)
Direct taxes
Personal income tax	142,062	150,130	158,263	153,509
Corporate income tax	39,475	50,520	47,438	37,678
Investment income tax	12,193	13,696	14,257	13,214
Other(2)	9,622	4,796	6,182	15,963
Total direct taxes	203,352	219,142	226,140	220,364

Indirect taxes
VAT	114,166	119,322	117,444	108,724
Other transaction-based taxes	20,430	17,244	21,362	21,033
Taxes on production of mineral oil	21,353	20,337	20,291	20,818
Taxes on production of methane gas	4,082	4,006	2,469	4,360
Taxes on electricity consumption	1,255	1,302	1,326	1,286
Taxes on tobacco consumption	9,349	9,785	9,904	10,070
National Lottery	10,191	11,800	11,315	12,826
Others	2,249	2,041	2,067	1,974
Total indirect taxes	183,075	185,837	186,178	181,091

Total taxes	386,427	404,979	412,318	401,455

(1)	The data presented in this “Composition of Tax Revenues” table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this “Composition of Tax Revenues” table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.
               In 2009, direct tax receipts (as reported in the “General Government Revenues and Expenditures” table) decreased by 7.1 per cent compared to 2008, which decrease was enhanced by the reduction of individual income tax advance payment. In 2009, indirect tax receipts (as reported in the “General Government Revenues and Expenditures” table) decreased by 4.2 per cent, which decrease was tempered as a result of ceased tax credits that had reduced revenues from excise on methane gas in 2008 and a rapid growth in receipts form gaming.
Government Enterprises
               The following chart summarizes certain basic data regarding the largest companies in which the government holds an interest, for the periods indicated. The government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

Largest Government Companies(1)

		Per cent of
		Government		Total	Total
		Ownership as		Assets	Liabilities	Net profit (loss)
		of December		At December 31,		For the year ended December 31,
Company	Industry Sector	31, 2009		2009	2009	2007	2008	2009
				(euro in millions)
Cassa Depositi e Prestiti S.p.A.	Financial Services	70.0%		227,054	214,332	1,374	1,389	1,725
ENEL S.p.A.	Electricity	31.2	%(2)	160,457	116,104	3,916	5,293	5,395
ENI S.p.A.	Oil and Gas	30.3	%(2)	117,529	67,478	10,011	8,825	10,011
Ferrovie dello Stato S.p.A.	Railroads	100.0%		86,534	50,290	(409)	16	44
Finmeccanica S.p.A.	Defense/Aerospace	30.2%		30,485	23,936	484	571	654
Fintecna S.p.A.	Financial Services	100.0%		11,315	8,260	307	133	11
Poste Italiane S.p.A.	Post/Financial Services	100.0%		90,941	86,367	844	883	904

(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.

(2)	Including shares indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A.

Source: Ministry of Economy and Finance.
Privatization Program
               Privatizations managed by the Italian Treasury. Since 1992, the Treasury has carried out a number of privatizations in the financial institutions, telecommunications and energy (including oil, gas and electricity) sectors. Based on data from the Treasury, from July 1992 to December 2005 the Government raised approximately €153.7 billion (including revenues from the IRI-Fintecna disposal program), making the Italian privatization program one of the largest privatization programs in Europe. In the period 2006-2008, the Treasury did not carry out any sales of shareholdings directly owned by it. In 2009, the sale to Cassa Depositi e Prestiti S.p.A. of pre-emptive rights in connection with ENEL’s capital increase contributed to privatization proceeds amounting to €0.8 billion.
               As of December 31, 2010, the Treasury held majority or controlling interests in 31 services and manufacturing companies operating in the Italian market. Italy will continue to rely on proceeds from privatizations, state-owned real estate divestitures and securitizations to reduce public debt as a percentage of GDP and achieve the targets set out in its Public Finance Decision. The table below illustrates the main Italian privatizations carried out directly by the Treasury since 1994, that generated proceeds of over €84 billion.
Principal Privatizations Managed Directly by the Italian Treasury (from 1994 to 2009)

				Gross
				proceeds –	Percentage of
				euro in	capital
Company Name	Industry Sector	Offer Date	Offering Type	millions	disposed of
IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	47.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.48
INA	Insurance	Oct 1995	Private Placement	871	18.37
ENI	Oil and Gas	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Exchangeable	1,684	31.08
ENI	Oil and Gas	Nov 1996	Public Offering	4,586	16.19	(1)
ENI	Oil and Gas	July 1997	Public Offering	6,833	18.21	(1)
Telecom Italia	Telecom	Nov 1997	Public Offering / Private Placement	11,818	29.18
Seat	Publishing	Nov 1997	Competitive Bidding	854	44.74

				Gross
				proceeds –	Percentage of
				euro in	capital
Company Name	Industry Sector	Offer Date	Offering Type	millions	disposed of
ENI	Oil and Gas	July 1998	Public Offering	6,712	15.20 (1)
BNL	Banking	Sept/Dec 1998	Public Offering / Private Placement	3,464	68.25
ENEL	Electricity	Nov 1999	Public Offering	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade Sale	2,037	100.00
Banco di Napoli	Banking	Nov 2000	Government Tender in Public Offering	494	16.16
ENI	Oil and Gas	Feb 2001	Competitive Bidding	2,721	5.00
Telecom Italia	Telecom	Dec 2002	Private Placement / Trade Sale	1,434	2.67
ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60
Cassa Depositi e Prestiti	Financial Services	Dec 2003	Private Placement	1,050	30.00
Ente Tabacchi Italiani	Manufacturing	Dec 2003	Public Offering	2,325	100.00
ENEL	Electricity	Oct 2004	Public Offering	7,636	19.31
ENEL	Electricity	July 2005	Public Offering	4,101	9.42

(1)	Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.

Source:	Ministry of Economy and Finance.
               Italy’s legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales, and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.
               Due to the involvement of ENEL, ENI, Finmeccanica and Telecom Italia in strategic sectors, in connection with the privatization process concerning them, the Government has retained certain special powers in respect of these companies. These include the power of the Government to block investors from buying relevant stakes in them and veto powers with regard to certain transactions. In March 2009, the European Court of Justice ruled that Italy’s legislation on the criteria for exercising the State’s special powers is incompatible with the European Community principles of freedom of establishment and the free movement of capital.
               Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato), prior to their use for the purchase or repayment of outstanding Treasury securities.
               The original purpose of the privatization program was to reduce the level of direct Government ownership, thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.
               The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the stock market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1992, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has also attained this goal through a combination of innovative offering structures. From 1991 to 2000, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to a peak of 70 per cent. This ratio decreased from 48 per cent in 2007 to 24 per cent in 2008, mainly as a result of the significant drop in share prices, in connection with the global economic crisis, as well as the reduction in the number of listed companies. Total market capitalization increased from €375 billion as of the end of 2008 to €457 billion as of the end of 2009.
               Privatizations managed by IRI (merged into Fintecna S.p.A). IRI, a government-owned holding company, has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.6 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €6.2 billion. On June 27, 2000, IRI, having completed its mandate, was placed in liquidation and in 2002 merged into Fintecna S.p.A., another government-owned holding company.
Major Privatizations Managed Directly by IRI in the Period 1999-2001

				Gross revenue	Percentage
				– euro in	of capital
Company Name	Industry Sector	Offer Date	Offer Type	millions	disposed of
Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/ June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data.
Government Real Estate Disposal Program
The government plans to divest real estate assets to reduce costs associated with owning those assets and to further reduce State debt. In September 2001, legislation was adopted to accelerate the real estate divestiture program. The program was extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The government completed its first real estate securitization transaction in December 2001. Pursuant to Eurostat methodology, the €2.1 million in proceeds received at that time have been amortized in Italy’s ESA 95 National Accounts over the three-year period 2002-2004. The government completed its second real estate securitization transaction in December 2002, raising proceeds of €6.6 billion. In December 2004 and December 2005 the government disposed of additional real estate assets through sales to two real estate investment funds, raising proceeds of €3.3 billion and €600 million in 2004 and 2005, respectively.

PUBLIC DEBT
General
               The Annual Financial Law (for the fiscal years 2011 and following fiscal years, the Stability Law) and the Budget Law authorize the incurrence of debt by the government. See “Public Finance — The Budget Process.” Italy’s public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.
               The Treasury manages the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.
               The following table summarizes Italy’s public debt as of the dates indicated, including debt represented by Treasury securities and liabilities to holders of postal savings.
Public Debt

	2006	2007	2008	2009
	(euro in millions)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	122,780	128,302	147,753	140,096
Medium- and long-term bonds (initially incurred or issued in Italy)	1,048,726	1,080,785	1,137,870	1,236,446
External bonds (initially incurred or issued outside Italy)(2)	75,200	69,314	60,342	60,058
Total Treasury Issues	1,246,706	1,278,401	1,345,965	1,436,600
Postal savings(3)	65,622	37,175	31,492	30,004
Treasury accounts(4)	88,289	102,456	112,925	123,518
Other debt incurred by:
FS (bonds and other debt)(5)	1,284	1,010	935	111
ISPA (bonds and other debt)(6)	12,989	13,005	11,033	11,034
ANAS (bonds and other debt)(7)	—	—	—	—
State sector entities(8)	54,219	50,716	51,280	48,964
Other general government entities	114,985	119,307	112,832	113,328

Total public debt	1,584,093	1,602,069	1,666,461	1,763,559
as a percentage of GDP	106.6%	103.6%	106.3%	116,0%
Liquidity buffer(9)	(22,778)	(9,671)	(19,072)	(29,711)

Total public debt net of liquidity buffer	1,561,315	1,592,398	1,647,389	1,733,848

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.

(2)	Italy ordinarily enters into currency swap agreements for hedging purpose . The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)	Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates issued by Cassa Depositi e Prestiti (“CDP”) that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance has assumed part of the postal savings liabilities as described in detail below.

(4)	Treasury accounts are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and by companies set up in connection with securitization transactions carried out by the Treasury.

(5)	The item includes debt securities issued by Ferrovie dello Stato S.p.A., or “FS,” the State railway entity and other debt incurred by FS and assumed by the Treasury according to the law in 1996.

(6)	The indebtedness of Infrastrutture S.p.A., or “ISPA,” in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. More information is provided below.

(7)	The item includes ANAS (Azienda Nazionale Autonoma delle Strade) bonds, which are securities issued by ANAS S.p.A. (the state owned entity in charge of road maintenance and construction), and other debt incurred by ANAS.

(8)	The item includes all the liabilities incurred by other state sector entities and all the remaining liabilities incurred by the state sector.

(9)	The line item “Liquidity buffer” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, funded by privatization proceeds. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance.
               Italy’s debt-to-GDP ratio was 105.8 per cent in 2005 and 106.5 per cent in 2006; in 2007, it decreased to 103.5 and subsequently increased to 105.7 per cent in 2008. The decrease in 2007 mainly reflected the growth in Italy’s primary surplus and a reduction of the funds in the Treasury’s account with the Bank of Italy. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Italian Government to address the global economic crisis of 2008.
               Italy’s public debt as a percentage of GDP increased from 106.3 per cent in 2008 to 116.0 (as reported by Eurostat) per cent in 2009. According to the Bank of Italy, of the total increase of 9.7 percentage points, 8 points essentially reflected the difference between the average cost of the debt (4.3 per cent, calculated as the ratio of interest payments to the size of the debt at the end of the year) and the nominal GDP growth rate (a negative 3 per cent), 0.6 points reflected the primary deficit and 1.1 points reflected the residual component due to the difference between net borrowing and the change in the debt. Nominal GDP estimates contained in this Annual Report reflect downward estimates for 2010 and 2011. The government’s forecast of the debt-to-GDP ratio shows an increase in 2010, followed by a decline in later periods. The debt-to-GDP ratio is forecast to be 118.5 at the end of 2010, 119.2 per cent at the end of 2011, 117.5 per cent at the end of 2012 and 115.2 at the end of 2013. For more information, See “Public Finance — The 2011-2013 Public Finance Decision” and “Measures of Fiscal Balance”.
               ISPA. The increase in Italy’s debt-to-GDP ratio recorded in 2005 and 2006 also reflected the effects of non-recurring charges related to the decision taken by the Government in December 2006, with effect as from 2004, to classify as State debt certain debt, guaranteed by the Government, incurred by Rete Ferroviaria Italiana S.p.A. (“RFI”) and its wholly-owned subsidiary, Treno Alta Velocità S.p.A. (“TAV”) to finance the development of the high-speed railway link between Turin, Milan, Rome and Naples; the majority of such debt is represented by the amount outstanding under a loan provided by Infrastrutture S.p.A. (“ISPA”), a company indirectly controlled by the Government, to RFI and TAV following a bond issuance by ISPA, the proceeds of which were lent to RFI and TAV. The Government decision followed the ruling by Eurostat on this matter in May 2005. The amount of debt of RFI and TAV, guaranteed by the Government and outstanding as of December 31, 2009, was approximately €11.5 billion.
               Conversion of Cassa Depositi e Prestiti. In 2003, Cassa Depositi e Prestiti (“CDP”), an administrative entity historically responsible for promoting local development,

including lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30% stake in CDP to 65 Italian banking foundations.
               From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:
•	the Ministry of Economy and Finance assumed €101 billion of CDP’s postal bonds and accounts, shown in the table above as “Postal Savings.” Prior to December 2003, Italy accounted for CDP’s entire postal savings liabilities under “Postal Savings”;

•	the remaining CDP obligations in respect of postal savings (amounting approximately to €73 billion) ceased to be accounted for as a portion of public debt; and

•	loans totaling €28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities (shown in the table above under “other general government entities”) or in the debt of central government, when it was fully committed to the refunding (“State sector entities” in the table above).
               Public Debt Management. Debt management continues to be geared towards lengthening the average maturity of public debt, which in 2008 slightly increased from 6.82 years at December 31, 2008 to 7.07 years at December 31, 2009 as a result of the increase in debt issuances with long-term maturity.
               The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total outstanding Government bonds represented by fixed-rate securities and inflation indexed securities, which hedge exposure to movements in nominal interest rates, while reducing the proportion represented by floating rate and short-term securities to less than one-third. The ratio of fixed-rate instruments to total government securities in the domestic market has stabilized to approximately 70.6 per cent at the end of 2009, while the short-term and variable-rate component was approximately 22.1 per cent at the end of 2009. Italian government securities indexed to the euro area inflation rate (BTP€i) amounted to approximately 7.4 per cent of the total government bonds at the end of 2009.
               The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS S.p.A. (Azienda Nazionale Autonoma delle Strade) and debt incurred by other state sector entities, other general government entities and other liabilities reclassified as general government debt pursuant to Eurostat rulings.

Total Treasury Issues

	June 30, 2009	Sept 30, 2009	Dec 31, 2009
	(euro in millions)
Short-term bonds (BOT)	175.050	167.976	140.096
Medium- and long-term bonds (initially issued in Italy)	1.189.738	1.241.076	1.236.446
External bonds (initially issued outside Italy)(1)	61.394	59.323	60.058
Total Treasury issues	1.426.182	1.468.375	1.436.599

(1)	Italy ordinarily enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and it is not directly comparable to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2009” and in the table “External Bonds of the Treasury as of December 31,2010” below, which do not take into account: (i) the effect of currency swaps and (ii) the amount of bonds outstanding under Italy’s Commercial Paper Program.

Source: Ministry of Economy and Finance.
Summary of Internal Debt
               Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy’s total internal public debt as at December 31, 2009 was €1,689,930 million, an increase of €99,860 million from December 31, 2008. The following table summarizes the internal public debt as at December 31 of each of the years indicated.
Internal Public Debt

	2006	2007	2008	2009
	(euro in millions)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	122,780	128,302	147,753	140,096
Medium- and Long-Term Bonds
CTZ(2)	43,669	43,063	46,772	64,748
CCT(3)	190,824	190,525	182,732	163,599
BTP(4)	753,300	768,065	823,706	906,302
BTP€i(5)	60,933	79,133	84,659	101,797

Total	1,171,506	1,209,087	1,285,623	1,376,542
Postal bonds(6)	39,648	36,831	30,524	28,743
Treasury accounts(6)	114,262	102,800	113,893	124,779
ANAS bonds and loans(7)	—	—	—	—
State sector entities(8)	53,601	50,111	50,686	48,907
Other general government entities(9)	111,030	115,430	109,345	110,959

Total internal public debt	1,490,046	1,514,258	1,590,071	1,689,930
Liquidity buffer(10)	(22,778)	(9,671)	(19,072)	(29,711)

Total internal public debt net of liquidity buffer	1,467,268	1,504,587	1,570,999	1,660,219

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(5)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties, and “Postal Accounts” are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “Debt — General.”

(7)	Includes ANAS bonds and other debt incurred by ANAS.

(8)	Includes loans and securities issued by the Institute of Credit for Public Works (“CREDIOP”) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(9)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad. The increase in debt of “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail above under “Debt — General.”

(10)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance.
               The following table divides the internal public debt into floating debt and funded debt as at December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	2006	2007	2008	2009
	(euro in millions)
Floating internal debt(1)	160,543	154,603	182,491	176,575
Funded internal debt	1,329,503	1,359,655	1,407,580	1,513,355

Total internal public debt	1,490,046	1,514,258	1,590,071	1,689,930

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source: Ministry of Economy and Finance.
               In 2009, the ratio of short-term bonds to total debt issued was approximately 50.7 per cent.
Summary of External Debt
               External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2009 was €73,128 million. The following table summarizes the external public debt as at December 31 of each of the years indicated.

	2006	2007	2008	2009
	(euro in millions)
External Treasury Bonds(1)	75,200	69,314	60,342	60,058
FS bonds and loans(2)	1,284	1,010	935	111
ISPA bonds and loans(3)	12,989	13,005	11,033	10,534
State sector entities	618	605	594	57
Other general government entities	3,955	3,877	3,487	2,369

Total external public debt	94,047	87,811	76,390	73,128

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy’s $10 billion Commercial Paper program are repaid in full every year by year-end.

(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

(3)	Includes ISPA’s bonds and other debt, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples. For more information, see above under “—General.”

Source: Ministry of Economy and Finance.
     The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	2006	2007	2008	2009
	(euro in millions)
Euro(1)	21,573	19,719	20,281	20,833
British Pounds	2,750	2,750	2,150	2,150
Swiss Francs	9,500	8,500	6,500	5,500
U.S. Dollars(2)	42,489	39,189	32,939	32,450
Japanese Yen	825,000	825,000	725,000	685,000
Norwegian Kroner	4,000	4,000	4,000	4,000
Australian Dollars	1,000	1,000	—	—
Czech Koruna	—	7,470	7,470	7,470

(1)	The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.

(2)	Up to 2008, the item includes US$989 million of debt originally incurred by FS. By the end of 2009 that debt has been redeemed.

Source: Ministry of Economy and Finance.
               Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US $22 billion by issuing bonds denominated in euro and currencies other than euro during the period 2006 through 2009. As of December 31, 2009, external debt accounted for approximately 4,1 per cent of total public debt, compared to 4.6 per cent at December 31, 2008. As of December 31, 2009, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 4.7 per cent and 0.1 per cent of total Treasury bonds, respectively.
               Italy accesses the international capital markets through a Global Bond Program registered under the United States Securities Act of 1933, a US $72 billion Medium-

Term Note Program established in 1998 and a $10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (“CACs”) in the documentation of all New York law governed bonds issued after June 16, 2003.
Debt Service
               The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2009 was as follows:

					2018
	2010	2011	2012- 2017		and after
		(millions)
Euro	1,023	2,500	5,267	(1)	21,578 (1)
British Pounds	—	—	400		1,750
Swiss Francs	1,500	1,000	2,000		1,000
U.S. Dollars	950	4,500	21,500		5,500
Japanese Yen	100,000	—	450,000		135,000
Norwegian Kroner	—	—	4,000		—
Czech Koruna	—	—	2,490		4,980

(1)	Includes part of the amount of debt incurred by ISPA and guaranteed by the State.

Source: Ministry of Economy and Finance.
Debt Record
               Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
Floating Internal Debt of the Treasury(1) as of December 31, 2009

		Maturity	Outstanding
Security	Interest Rate	Date	principal amount
			(euro in millions)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	51,796
Postal accounts	floating	none	124,779
Total floating internal debt of the Treasury			176,575
Treasury accounts	floating	none	-29,711
Total floating internal debt net of Treasury accounts			146,864
Funded Internal Debt of the Treasury(1) as of December 31, 2009

	Interest	Maturity	Outstanding
Security	Rate	Date	principal amount
			(euro in millions)
BOT (12 months)	various	various	88,296
CTZ	various	various	64,748
CCT	various	various	163,599
BTP	various	various	906,302
BTP€I	various	various	101,797
Total funded internal debt of the Treasury			1,324,742

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance.
External Bonds of the Treasury as of December 31, 2009
               The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2009.

		Initial
		Public
	Interest Rate	Offering			Original Principal	Principal Amount
Title	(%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
United States Dollar(1)
$3,500,000,000	6875%	98725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000.00	2,429,543,245.87
$1,500,000,000	6.025%-6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000.00	1,041,232,819.66
$750,000,000	5.81%-6,70%	100.00%	March 5, 1996	March 5, 2002/10	750,000,000	750,000,000.00	520,616,409.83
$1,500,000,000	5.97% -6.25%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000.00	1,041,232,819.66
$2,000,000,000	6.00%	99274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000.00	1,388,310,426.21
$2,000,000,000	5625%	99893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000.00	1,388,310,426.21
$1,000,000,000	5625%	99392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000.00	694,155,213.11
$2,000,000,000	5375%	98436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000.00	1,388,310,426.21
$2,000,000,000	4375%	99694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000.00	1,388,310,426.21
$100,000,000	4.17%	100.00%	November 14, 2003	November 15, 2010	100,000,000	100,000,000.00	69,415,521.31
$100,000,000	4.06%	100.00%	December 9, 2003	December 9, 2010	100,000,000	100,000,000.00	69,415,521.31
$4,000,000,000	4.50%	99411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000.00	2,776,620,852.42
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000.00	1,388,310,426.21
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000.00	2,082,465,639.32

		Initial
		Public
	Interest Rate	Offering			Original Principal	Principal Amount
Title	(%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
$2,000,000,000	5375%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000.00	1,388,310,426.21
$2,500,000,000	3.50%	99.69%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000.00	1,735,388,032.76
$2,500,000,000	2.13%	99.85%	October 5,2009	October 5,2012	2,500,000,001	2,500,000,000.00	1,735,388,032.76
						32,450,000,000.00	22,525,336,665.28

Euro(2)
€2,500,000,000	9.25%	98160%	March 7, 1991	March 7, 2011	2,500,000,000.00	2,500,000,000.00	2,500,000,000.00
€1,022,583,762	3 mth libor+ 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762.00	1,022,583,762.00	1,022,583,762.00
€567,225,000	6.13%	100790%	May 29, 1997	May 29, 2012	567,225,000.00	567,225,000.00	567,225,000.00
€60,000,000	3 mth libor - 16 b.p.	99610%	October 8, 1998	October 8, 2018	60,000,000.00	60,000,000.00	60,000,000.00
€300,000,000	Index linked	101425%	October 15, 1998	October 15, 2018	300,000,000.00	300,000,000.00	300,000,000.00
€1,000,000,000	4000%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000.00	1,000,000,000.00	1,000,000,000.00
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000.00	905,000,000.00	905,000,000.00
€1,000,000,000	t.swap 30 - 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000.00	1,000,000,000.00	1,000,000,000.00
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000.00	150,000,000.00	150,000,000.00
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000.00	3,000,000,000.00	3,000,000,000.00
€400,000,000	3 mth libor - 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000.00	400,000,000.00	400,000,000.00
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000.00	150,000,000.00	150,000,000.00
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000.00	300,000,000.00	300,000,000.00
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000.00	720,000,000.00	720,000,000.00
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000.00	395,000,000.00	395,000,000.00
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000.00	200,000,000.00	200,000,000.00
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000.00	2,500,000,000.00	2,500,000,000.00
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000.00	300,000,000.00	300,000,000.00
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000.00	200,000,000.00	200,000,000.00
€900,000,000	6 mth Eubor + 0.04%	99.38%	March 17, 2006	March 17, 2021	900,000,000.00	900,000,000.00	900,000,000.00
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000.00	1,000,000,000.00	1,000,000,000.00
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000.00	192,000,000.00	192,000,000.00
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000.00	300,000,000.00	300,000,000.00
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000.00	215,000,000.00	215,000,000.00
€1,000,000,000	1.85% linked to EU inflation index	99.80%	January 5, 2007	September 15, 2057	1,000,000,000.00	1,055,850,000.00	1,055,850,000.00
€250,000,000	2.00% linked to EU inflation index	99.02%	March 30, 2007	September 15, 2062	250,000,000.00	264,022,500.00	264,022,500.00
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000.00	160,000,000.00	160,000,000.00
€500,000,000	2.20% linked to EU inflation index	98.86%	January 23, 2008	September 15, 2058	500,000,000.00	518,590,000.00	518,590,000.00
€258,000,000	5.26%	99.79%	March 16, 2009	March 16, 2026	258,000,000.00	258,000,000.00	258,000,000.00
€300,000,000	3.00%	99.73%	May 29, 2009	May 29, 2013	300,000,000.00	300,000,000.00	300,000,000.00
						20,833,271,262.00	20,833,271,262.00

Swiss Franc(3)
ChF 1,500,000,000	3125%	99825%	January 15,1999	July 15, 2010	1,500,000,000.00	1,500,000,000.00	1,011,054,192.50
ChF 1,000,000,000	2.75%	100625%	July 1, 2004	July 1, 2011	1,000,000,000.00	1,000,000,000.00	674,036,128.34
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000.00	2,000,000,000.00	1,348,072,256.67
ChF 1,000,000,000	2.50%	99336%	January 30, 2006	January 30, 2018	1,000,000,000.00	1,000,000,000.00	674,036,128.34
						5,500,000,000.00	3,707,198,705.85

Pound Sterling(4)
£400,000,000	10.50%	100875%	April 28, 1989	April 30, 2014	400,000,000.00	400,000,000.00	450,399,729.76
£1,500,000,000	6.00%	98565%	August 4, 1998	August 4, 2028	1,500,000,000.00	1,500,000,000.00	1,688,998,986.60
£250,000,000	5.25%	99476%	July 29, 2004	December 7, 2034	250,000,000.00	250,000,000.00	281,499,831.10
						2,150,000,000.00	2,420,898,547.46

		Initial
		Public
	Interest Rate	Offering			Original Principal	Principal Amount
Title	(%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
Norwegian Kroner(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000.00	2,000,000,000.00	240,963,855.42
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000.00	2,000,000,000.00	240,963,855.42
						4,000,000,000.00	481,927,710.84

Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000.00	125,000,000,000.00	938,720,336.44
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000.00	125,000,000,000.00	938,720,336.44
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000.00	100,000,000,000.00	750,976,269.15
¥100,000,000,000	3450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000.00	100,000,000,000.00	750,976,269.15
¥100,000,000,000	1.80%	99882%	February 23, 2000	February 23, 2010	100,000,000,000.00	100,000,000,000.00	750,976,269.15
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000.00	25,000,000,000.00	187,744,067.29
¥50,000,000,000	3 month JPY libor	100.00%	April 24, 2008	April 24, 2018	50,000,000,000.00	50,000,000,000.00	375,488,134.57
¥30,000,000,000	3m Jpy libor +40 bp%	100.00%	July 8, 2009	July 8, 2019	30,000,000,000.00	30,000,000,000.00	225,292,880.74
¥30,000,000,000	3m Jpy libor +37 bp%	100.00%	September 18, 2009	September 18, 2019	30,000,000,000.00	30,000,000,000.00	225,292,880.74
						685,000,000,000.00	5,144,187,443.68

Czech Koruna(7)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000.00	2,490,000,000.00	94,058,096.93
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000.00	2,490,000,000.00	94,058,096.93
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000.00	2,490,000,000.00	94,058,096.93
						7,470,000,000.00	282,174,290.79

TOTAL OUTSTANDING							55,394,994,625.90

(1)	U.S. dollar amounts have been converted into euro at$1.4406/€1.00, the exchange rate prevailing at December 31, 2009.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.4836/€1.00, the exchange rate prevailing at December 31, 2009.

(4)	Pounds Sterling amounts have been converted into euro at £0.8881/€1.00, the exchange rate prevailing at December 31, 2009.

(5)	Norwegian Kroner amounts have been converted into euro at NOK8.3/€1.00, the exchange rate prevailing at December 31, 2009.

(6)	Japanese Yen amounts have been converted into euro at ¥133.16/€1.00, the exchange rate prevailing at December 31, 2009.

(7)	Czech Koruna amounts have been converted into euro at CZK26.473/€1.00, the exchange rate prevailing at December 31, 2009.

(8)	The amount of external bonds shown above does not take into account the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of December 31, 2009
Currency	Before Swap	After Swap
US Dollars	40.66%	2.60%
Euro	37.61%	97.40%
Swiss Francs	6.69%	—
Pounds Sterling	4.37%	—
Norwegian Kroner	0.87%	—
Japanese Yen	9.29%	—
Czech Koruna	0.51%	—
Total External Bonds (in millions of Euro)	55,394.99	60,057.88
Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of December 31, 2010
               The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2010.

		Initial Public			Original	Principal
		Offering		Maturity	Principal	Amount	Equivalent in
Title	Interest Rate (%)	Price	Date of Issue	Date	Amount	Outstanding	euro
United States Dollar(1)
$3,500,000,000	6875%	98.73%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,619,368,358
$1,500,000,000	6.025%-6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,122,586,439
$1,500,000,000	5.97% -6.25%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,122,586,439
$2,000,000,000	6.00%	99.27%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,496,781,919
$2,000,000,000	5625%	99.89%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,496,781,919
$1,000,000,000	5625%	99.39%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	748,390,959
$2,000,000,000	5375%	98.44%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,496,781,919
$2,000,000,000	4375%	99.69%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,496,781,919
$4,000,000,000	4.50%	99.41%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,993,563,838
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,496,781,919
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,245,172,878
$2,000,000,000	5.38%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,496,781,919
$2,500,000,000	3.50%	99.69%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000	1,870,977,399
$2,500,000,000	2.13%	99.85%	October 5, 2009	October 5, 2012	2,500,000,000	2,500,000,000	1,870,977,399
$2,500,000,000	3.125%	99.672%	January 26, 2010	January 26, 2015	2,500,000,000	2,500,000,000	1,870,977,399
$2,000,000,000	2.125%	99.74%	September 16, 2010	September 16, 2013	2,000,000,000	2,000,000,000	1,496,781,919
						36,000,000,000	26,942,074,540

Euro(2)
€2,500,000,000	9.25%	98.16%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€567,225,000	6.13%	100.79%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor - 16 b.p.	99.61%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.43%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4000%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t.swap 30 - 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor - 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000

		Initial Public			Original	Principal
		Offering		Maturity	Principal	Amount	Equivalent in
Title	Interest Rate (%)	Price	Date of Issue	Date	Amount	Outstanding	euro
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,000,000,000	1.85% linked to EU inflation index	99.80%	January 5, 2007	September 15, 2057	1,000,000,000	1,075,140,000	1,075,140,000
€250,000,000	2.00% linked to EU inflation index	99.02%	March 30, 2007	September 15, 2062	250,000,000	268,845,000	268,845,000
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€500,000,000	2.20% linked to EU inflation index	98.86%	January 23, 2008	September 15, 2058	500,000,000	528,065,000	528,065,000
€258,000,000	5.26%	99.79%	March 16, 2009	March 16, 2026	258,000,000	258,000,000	258,000,000
€300,000,000	3.00%	99,733%	May 29, 2009	November 29, 2013	300,000,000	300,000,000	300,000,000
€125,000,000	2.85%	99.90%	November 22, 2010	November 22, 2014	125,000,000	125,000,000	125,000,000
€150,000,000	3.80%	99.65%	December 23, 2010	January 23, 2017	150,000,000	150,000,000	150,000,000
€250,000,000	3.70%	99.66%	November 22, 2010	May 22, 2018	250,000,000	250,000,000	250,000,000
€125,000,000	3.75%	99.89%	November 22, 2010	September 1, 2018	125,000,000	125,000,000	125,000,000
€250,000,000	2.75%	99.85%	November 11, 2010	November 11, 2018	250,000,000	250,000,000	250,000,000
€150,000,000	4.45%	99.40%	December 23, 2010	December 23, 2021	150,000,000	150,000,000	150,000,000
€125,000,000	4.10%	99.46%	September 6, 2010	November 1, 2023	125,000,000	125,000,000	125,000,000
€125,000,000	4.20%	99.38%	September 6, 2010	March 3, 2025	125,000,000	125,000,000	125,000,000
€250,000,000	4.85%	98.50%	June 11, 2010	June 11, 2060	250,000,000	250,000,000	250,000,000
						21,394,275,000	21,394,275,000

Swiss Franc(3)
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	799,744,082
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,599,488,164
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	799,744,082

						4,000,000,000	3,198,976,328
Pound Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	464,711,008
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,742,666,279
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	290,444,380
£300,000,000	3m Libor + 0,45%	100.00%	April 28, 2010	April 28, 2015	300,000,000	300,000,000	348,533,256
						2,450,000,000	2,846,354,923

Norwegian Kroner(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	256,410,256
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	256,410,256

						4,000,000,000	512,820,513
Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	1,150,483,203
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	1,150,483,203
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	920,386,562
¥100,000,000,000	3450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	920,386,562
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	230,096,641
¥50,000,000,000	3 month JPY libor	100.00%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	460,193,281
¥30,000,000,000	3 month JPY libor	100.00%	July 8, 2009	July 8, 2019	30,000,000,000	30,000,000,000	276,115,969
¥30,000,000,000	3 month JPY libor	100.00%	September 18, 2009	September 18, 2019	30,000,000,000	30,000,000,000	276,115,969
						585,000,000,000	5,384,261,390

		Initial Public			Original	Principal
		Offering		Maturity	Principal	Amount	Equivalent in
Title	Interest Rate (%)	Price	Date of Issue	Date	Amount	Outstanding	euro
Czech Koruna(7)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	99,357,568
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	99,357,568
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	99,357,568
						7,470,000,000	298,072,703

TOTAL OUTSTANDING (8)							60,576,835,396

(1)	U.S. dollar amounts have been converted into euro at$1.3362/€1.00, the exchange rate prevailing at Dec 31, 2010.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.2504/€1.00, the exchange rate prevailing at Dec 31, 2010.

(4)	Pounds Sterling amounts have been converted into euro at £0.8608/€1.00, the exchange rate prevailing at Dec 31, 2010..

(5)	Norwegian Kroner amounts have been converted into euro at NOK7.8/€1.00, the exchange rate prevailing at Dec 31, 2010.

(6)	Japanese Yen amounts have been converted into euro at ¥108.65/€1.00, the exchange rate prevailing at Dec 31, 2010.

(7)	Czech Koruna amounts have been converted into euro at CZK25.061/€1.00, the exchange rate prevailing at Dec 31, 2010.

(8)	The amount of external bonds shown above does not take into account the effect of currency swaps that Italy ordinarily enters into for hedging purpose. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of December 31, 2010
Currency	Before Swap	After Swap
US Dollars	44.48%	2.72%
Euro	35.32%	97.28%
Swiss Francs	5.28%	—
Pounds Sterling	4.70%	—
Norwegian Kroner	0.85%	—
Japanese Yen	8.89%	—
Czech Koruna	0.49%	—

Total External Bonds (in millions of Euro)	60,576.8	61,978.2

Source: Ministry of Economy and Finance.